Received SEC

APR 2 0 2010

Washington, DC 20549





SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

2009

ANNUAL REPORT

Southcoast Financial Corporation

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this report are "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- future economic and business conditions;
- lack of sustained growth in the economy of the Greater Charleston area;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of default on loans;
- perceptions by depositors about the safety of their deposits;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations and deposit insurance assessments;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence; and
- other factors and information described in this prospectus and in any of the reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements that are made in this report are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

The Business of Southcoast Financial Corporation

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 under the laws of South Carolina for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). The Company is the owner of all of the outstanding capital stock of the Bank. During 2005, the Company organized Southcoast Capital Trust III for the purpose of issuing trust preferred securities. Capital Trust I and II were organized in 2002 for the same reason. During 2004, the Company organized Southcoast Investments, Inc. as a wholly-owned subsidiary of the Company, primarily for the purpose of holding real estate for the Company and Bank.

The Bank is a South Carolina state bank incorporated in June 1998, which commenced operations as a commercial bank in July 1998. The Bank operates from its offices in Mt. Pleasant, Charleston, North Charleston, Moncks Corner, Johns Island, Goose Creek and Summerville, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant; other Mt. Pleasant offices are located at 602 Coleman Boulevard and 3305 South Morgan's Point Road; Charleston offices are located at 802 Savannah Highway and 1654 Sam Rittenberg Boulevard in Charleston; the North Charleston office is located at 8420 Dorchester Road in North Charleston; the Moncks Corner office is located at 337 East Main Street in Moncks Corner; the Johns Island office is located at 530 Maybank Highway on Johns Island; the Goose Creek office is located at 597 Holly Road in Goose Creek; and the Summerville office is located at 302 N. Main St. in Summerville, South Carolina.

The Bank offers a full array of commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the Bank's credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a desirable volume of high quality loans.

Other services the Bank offers include residential mortgage loan origination services, safe deposit boxes, business courier service, night depository service, telephone banking, MasterCard brand credit cards, tax deposits, and 24-hour automated teller machines.

Southcoast Financial Corporation
SELECTED FINANCIAL DATA
(dollars in thousands, except earnings per share)

	Year Ended Dec 2009	**Year Ended** Dec 2008	**Year Ended** Dec 2007	**Year Ended** Dec 2006	**Year Ended** Dec. 2005
Income Statement Data:					
Net interest income	$ 12,927	$ 15,113	$ 14,354	$ 16,145	$ 13,914
Provision for loan losses	14,544	4,294	0	723	865
Noninterest income	3,777	2,576	2,554	3,837	2,725
Noninterest expense	15,624	13,403	11,999	11,542	9,243
Income Taxes	(4,541)	(225)	1,481	2,878	2,342
Net income (loss)	(8,923)	217	3,429	4,839	4,189
Per Share Data: (1)					
Net income (loss) per share					
Basic	$ (1.97)	$ 0.05	$ 0.63	$ 0.81	$ 0.97
Diluted	$ (1.97)	$ 0.05	$ 0.63	$ 0.80	$ 0.97
Balance Sheet Data:					
Total assets	$ 521,407	$ 534,965	$ 500,852	$ 481,856	$ 476,599
Total loans (net of unearned income)	356,912	404,533	378,414	367,611	375,926
Total deposits	368,537	366,811	342,755	310,893	311,554
Other borrowings	101,355	107,900	91,540	89,496	88,655
Shareholders' equity	45,081	55,233	62,741	78,803	73,315
Book Value Per Share	$ 9.93	$ 12.24	$ 12.52	$ 14.41	$ 14.80
Performance Ratios:					
Return on average assets	(1.73)%	0.04%	0.71%	1.00%	1.04%
Return on average stockholders' equity	(17.79)%	0.37%	4.96%	6.22%	9.28%
Net interest margin	2.99%	3.33%	3.40%	3.64%	3.69%
Asset Quality Ratios:					
Allowance to period-end loans	2.81%	1.83%	1.14%	1.19%	1.14%
Allowance to nonperforming loans	47.50%	51.79%	98.92%	308.63%	747.81%
Nonperforming assets to assets	5.93%	3.06%	0.91%	0.18%	0.11%
Net charge-offs to average loans	3.23%	0.30%	0.02%	0.17%	0.00%
Capital Ratios:					
Tier 1 risk-weighted assets	15.76%	16.49%	18.59%	28.32%	27.79%
Total to risk-weighted assets	17.03%	17.75%	19.69%	29.55%	29.03%
Leverage capital ratio	11.34%	12.54%	15.16%	20.87%	21.36%
Total equity to total assets	8.65%	10.32%	12.53%	16.35%	15.38%

(1) All share and per share data has been adjusted for 10% stock dividends in 2005, 2006, and 2007.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

The following discussion is intended to assist you in understanding the financial condition and results of operations of Southcoast Financial Corporation and subsidiaries and should be read in conjunction with the consolidated financial statements and related notes included in this report. All per share data in this discussion has been adjusted to reflect the 10% stock dividend paid in June 2007. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Overview

Our average earning assets decreased by $21.4 million in 2009 after having increased by $35.7 million in 2008. The 2009 decrease was due to a $21.4 million decrease in average loans during 2009. The decrease in average loans was largely the result of increases of $9.7 million and $4.7 million in average nonaccrual loans and average other real estate owned, respectively. In addition to the combined $14.4 million negative impact to average loans caused by the increases in these categories, the Company's average purchased loans decreased by $7.2 million during 2009. The Company has decreased its purchased loan activity over the last several years as it has focused on core retail loan production. The 2008 increase was largely due to the continued growth and maturing of our branch network. Average loans increased by $23.1 million during 2008 despite a continued reduction of our average purchased loans. Average purchased loans decreased by $14.6 million in 2008. On an overall basis, average earning assets decreased 4.61% during 2009, after an 8.32% increase in 2008. Losses incurred in 2009, and our ongoing stock buyback efforts in 2008, led to decreases in average shareholders' equity of 14.57% and 15.11% in 2009 and 2008, respectively. These decreases in average shareholders' equity, coupled with increases in nonaccrual loans, contributed to lower net interest margins each year. Total net interest income for 2009 was 14.46% lower than 2008 and 5.29% higher in 2008 than in 2007. Loan loss provisions increased by $10.2 million during 2009, after an increase of $4.3 million in 2008. Noninterest income increased by $1.2 million, or 46.63%, in 2009, after having increased by $21,000, or 0.84% in 2008. In 2009, the increase in noninterest income was largely due to a $650,000 increase in gains on the sale of investment securities, and the absence of a $3.0 million other than temporary impairment charge on Government Sponsored Enterprises (GSE) preferred stock that was taken in 2008. These increases were partially offset by a $2.3 million decrease in gains on the sale of property and equipment, coupled with a $372,000 increase in losses on the sale of other real estate owned. In 2008, the increase in noninterest income was largely due to increases in gains on sales of real estate and investment securities, but was largely offset by the $3.0 million other than temporary impairment charge. Noninterest expenses rose in 2009 and 2008 by 16.58% and 11.70%, respectively. In 2009, increases were primarily due to a $1.1 million impairment provision for other real estate owned, as well as a $706,000 increase in insurance expense, primarily the result of increased FDIC insurance assessments and premiums. In 2008, increases were primarily due to an increase of $954,000 in salaries and employee benefits due to the funding of a Supplemental Executive Retirement Plan (SERP), and normal pay increases for existing employees. Additionally, professional fees increased by $102,000 due to additional fees paid to consultants, and insurance increased by $208,000 due primarily to higher FDIC insurance premiums.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant policies are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management in these critical accounting policies are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe accounting policies related to investment securities, the allowance for loan losses, other real estate owned, and income taxes require the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under the captions "Investment Portfolio", "Allowance for Loan Losses", "Real Estate Owned" and "Income Taxes" below and to Note 1 to our consolidated financial statements for a detailed description of our estimation process and methodology related to these items.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

Comparison of Years Ended December 31, 2009, 2008 and 2007

Results of Operations

General

We had net loss for the year ended December 31, 2009 of $8.9 million, or $1.97 per basic share, compared to net income for the year ended December 31, 2008 of $217,000, or $0.05 per basic share. We had net interest income of $12.9 million for 2009, as compared to $15.1 million for 2008. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, fees and commissions) of $3.8 million in 2009 and $2.6 million in 2008. We provided $14.5 million and $4.3 million to our allowance for loan losses in 2009 and 2008, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, furniture and equipment, professional fees, and insurance) of $15.6 million in 2009 and $13.4 million in 2008.

We had net income for the year ended December 31, 2008 of $217,000, or $0.05 per basic share, compared to net income for the year ended December 31, 2007 of $3.4 million, or $0.63 per basic share. We had net interest income of $15.1 million for 2008 as compared to $14.4 million for 2007. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, fees and commissions) of $2.6 million in 2008 and $2.6 million in 2007. We provided $4.3 million and $0 to our allowance for loan losses in 2008 and 2007, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, equipment, professional fees, and insurance) of $13.4 million in 2008 and $12.0 million in 2007.

Net Interest Income

During the year ended December 31, 2009, net interest income was $12.9 million, as compared to $15.1 million for the year ended December 31, 2008. This decrease was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $443.5 million in 2009 from $465.0 million in 2008. The decrease in volume was primarily attributable to a $21.4 million decrease in average loans. The average yield on interest earning assets decreased from 6.74% to 5.66% from 2008 to 2009, while the average cost of interest bearing liabilities decreased from 3.65% to 2.76%. The net yield on average interest earning assets decreased from 3.33% in 2008 to 2.99% in 2009. The decrease in net yield on average interest earning assets was primarily due to decreases in average balance and yield on average loans, the largest individual component of interest earning assets. Average loans decreased by $21.4 million during 2009, and the yield on these loans decreased by 0.98% due to falling interest rates.

During the year ended December 31, 2008, net interest income was $15.1 million, as compared to $14.3 million for the year ended December 31, 2007. This increase was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets increased to $465.0 million in 2008 from $429.2 million in 2007. The increase in volume was primarily attributable to a $23.1 million increase in average loans, and an $18.5 million increase in average investments, partially offset by a $5.9 million decrease in average federal funds sold. The $23.1 million increase in average loans occurred in spite of a $14.6 million decrease in average purchased loans during 2008. The average yield on interest earning assets decreased from 7.48% to 6.74% from 2007 to 2008, while the average cost of interest bearing liabilities decreased from 4.69% to 3.65%. The net yield on average interest earning assets decreased from 3.40% in 2007 to 3.33% in 2008. The decrease in net yield was attributable to a decrease in average equity of $10.4 million due primarily to the Company's repurchase and retirement of 508,593 shares of common stock for an aggregate purchase price of $6.9 million. Also contributing to the decrease in net yield on average interest earning assets was a 0.80% decrease in yield on average loans, the largest individual component of interest earning assets, due to falling interest rates.

Net Interest Income – *(continued)*

The following tables set forth, for the periods indicated, information related to our average balance sheets and average yields on assets and average rates paid on liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	For the year ended December 31, 2009			For the year ended December 31, 2008			For the year ended December 31, 2007		
(Dollars in thousands)	Average Balance[1]	Income/ Expense	Yield/ Rate	Average Balance[1]	Income/ Expense	Yield/ Rate	Average Balance[1]	Income/ Expense	Yield/ Rate
Assets:									
Federal funds sold	$ 1,061	$ 3	0.26%	$ 1,687	$ 36	2.15%	$ 7,571	$ 397	5.24%
Taxable investments	59,671	1,903	3.19	57,106	2,850	4.99	44,032	2,303	5.23
Non-taxable investments [2]	13,447	895	6.66	15,442	1,014	6.56	10,015	645	6.44
Loans [3] [4]	369,329	22,315	6.04	390,716	27,423	7.02	367,626	28,760	7.82
Total earning assets	443,508	25,116	5.66	464,951	31,323	6.74	429,244	32,105	7.48
Other assets	73,142			64,807			50,452		
Total assets	$ 516,650			$ 529,758			$ 479,696		
Liabilities:									
Savings and demand deposits	$ 67,818	$ 949	1.40%	$ 71,906	$ 1,307	1.82%	$ 70,244	2,067	2.94%
Time deposits	260,500	7,060	2.71	257,157	10,403	4.05	198,797	10,116	5.09
Other borrowings	90,796	3,217	3.54	94,484	3,496	3.70	84,982	3,859	4.54
Subordinated debt	10,310	641	6.22	10,310	639	6.20	19,592	1,477	7.54
Total interest bearing liabilities	429,424	11,867	2.76	433,857	15,845	3.65	373,615	17,519	4.69
Noninterest bearing demand deposits	26,829			31,036			33,698		
Other liabilities	10,240			6,157			3,229		
Total liabilities	466,493			471,050			410,542		
Shareholders' equity	50,157			58,708			69,154		
Total liabilities and shareholders' equity	$ 516,650			$ 529,758			$ 479,696		
Net interest spread [5]			2.90%			3.09%			2.79%
Net interest income and net yield on earning assets [6]	$ 13,249		2.99%	$ 15,478		3.33%	$ 14,586		3.40%
Interest free funds supporting earning assets [7]	$ 14,084			$ 31,094			$ 55,629		

(1) Average balances are computed on a daily basis.
(2) Interest income amounts adjusted to reflect tax equivalent yields on non-taxable securities and loans assuming a 36% tax rate.
(3) Does not include nonaccruing loans.
(4) Includes loan fees of $604,000 in 2009, $1.2 million in 2008, and $1.2 million in 2007.
(5) Total interest earning assets yield less total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

Net Interest Income – *(continued)*

The following table presents changes in our net interest income which are primarily a result of changes in the volumes (change in volume times old rate), changes in rates (change in rate times old volume), and changes in rate/volume (change in rate times the change in volume) of our interest earning assets and interest bearing liabilities.

	Analysis of Changes in Net Interest Income					
	For the year ended December 31, 2009 versus the year ended December 31, 2008[1]			For the year ended December 31, 2008 versus the year ended December 31, 2007[1]		
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income:						
Federal funds sold	$ (13)	$ (20)	(33)	$ (308)	$ (53)	(361)
Taxable investments	128	(1,075)	(947)	685	(138)	547
Non-taxable investments	(131)	12	(119)	349	20	369
Net loans[2]	(1,501)	(3,607)	(5,108)	1,807	(3,144)	(1,337)
Total interest income	(1,517)	(4,690)	(6,207)	2,533	(3,315)	(782)
Interest expense:						
Savings deposits	$ (74)	$ (284)	(358)	$ 49	$ (809)	$ (760)
Time deposits	135	(3,478)	(3,343)	2,970	(2,683)	287
Other borrowings	(136)	(143)	(279)	431	(794)	(363)
Subordinated debt	-	2	2	(700)	(138)	(838)
Total interest expense	(75)	(3,903)	(3,978)	2,750	(4,424)	(1,674)
Net interest income	$ (1,442)	$ (787)	$ (2,229)	$ (217)	$1,109	$ 892

(1) Volume-rate changes have been allocated to each category on a consistent basis between rate and volume.
(2) Includes loan fees of $604,000 in 2009, $1.2 million in 2008, and $1.2 million in 2007.

During 2010, management expects that interest rates will remain relatively unchanged. Therefore, any improvements in net interest income for 2010 are expected to be largely the result of increases in volume and changes in the mix of interest-earning assets and liabilities. Management expects to continue to use aggressive marketing strategies to increase our bank's market share for both deposits and quality loans within its service areas in the Charleston, South Carolina, metropolitan area. These strategies involve offering attractive interest rates and continuing our bank's commitment to providing outstanding customer service.

Market Risk - Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, deposit, and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although we manage other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be our most significant market risk and this risk could potentially have the largest material effect on our financial condition and results of operations. Other types of market risk such as foreign currency exchange risk and commodity price risk do not affect us directly.

Achieving consistent growth in net interest income is the primary goal of our asset/liability function. We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. We seek to accomplish this goal while maintaining adequate liquidity and capital. We believe our asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

Market Risk - Interest Rate Sensitivity – *(continued)*

Our Bank's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates our Bank's balance sheet and income statement under several different rate scenarios. The model's input (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase or decrease 100, 200, and 300 basis points. According to the model as of December 31, 2009, our Bank is positioned so that net interest income would increase $223,000 and net income would increase $186,000 if rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would decrease $484,000, and net income would decrease $355,000 if interest rates were to decline 100 basis points in the next twelve months. Given the Federal Funds target rate of between 0 and 25 basis points at December 31, 2009, management considers a decline in interest rates highly unlikely. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions our Bank could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The "Interest Sensitivity Analysis" indicates that, on a cumulative basis through twelve months, repricing rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at December 31, 2009 of $137.3 million for a cumulative gap ratio of (30.31%). When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon," a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, such as our Bank, rising interest rates would be expected to have a negative effect on net interest income and falling rates would be expected to have the opposite effect. However, as noted above, our simulation model indicates that rising rates would have a positive effect on our net interest income. The simulation model differs from the "Interest Rate Sensitivity Analysis" primarily in its assumptions related to interest bearing transaction accounts, savings and money market accounts, and time deposits. The simulation model assumes that a change of 100 basis points in an indexed interest rate, such as the Federal Funds rate, would produce only a fractional change in rates paid on these types of deposit accounts, and these changes would not be immediate, but would lag behind the market rate changes. Due to the sophistication of the inputs and assumptions used in our simulation model, we believe that it produces more realistic outcomes of potential interest rate scenarios than the "Interest Rate Sensitivity Analysis."

During 2007, our Company entered into an interest rate swap agreement in order to hedge its interest rate risk in a rising rate environment. Through this agreement the Company has effectively converted floating rate debt of Libor plus 150 basis points to a fixed rate of 6.32% on a notional amount of $10.0 million. The notional amount and floating rate under the agreement mirror the terms of the Company's remaining outstanding junior subordinated debentures.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Interest-earning deposits in other banks are reflected at the deposits' maturity dates. Loans not accruing interest are not included in the table. Repurchase agreements, Federal Home Loan Bank borrowings and subordinated debt (collectively, Other borrowings) are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. However, our Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval because they were borrowed under the daily rate credit option, and reprice daily.

Market Risk - Interest Rate Sensitivity – *(continued)*

Interest Sensitivity Analysis

December 31, 2009
(Dollars in thousands)

	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Interest earning assets:					
Interest earning deposits in other banks	$ 33,086	$ -	$ -	$ -	$ 33,086
Federal funds sold	109	-	-	-	109
Investment securities	5,938	-	-	58,954	64,892
Loans Held for Sale	320	-	-	-	320
Loans	99,627	112,346	92,310	50,449	354,732
Total earning assets	$ 139,080	$ 112,346	$ 92,310	$109,403	$ 453,139
Liabilities					
Interest bearing liabilities:					
Interest bearing deposits:					
Interest bearing transaction accounts	41,057	-	-	-	41,057
Savings and money market	35,673	-	-	-	35,673
Time deposits $100,000 and over	21,252	34,061	312	-	55,625
Other time deposits	39,611	130,902	39,922	-	210,435
Total interest bearing deposits	137,593	164,963	40,234	-	342,790
Other borrowings	48,214	38,000	7,500	-	93,714
Total interest bearing liabilities	$ 185,807	$ 202,963	$ 47,734	$ -	$ 436,504
Interest sensitivity gap	$ (46,727)	$ (90,617)	$ 44,576	$109,403	
Cumulative interest sensitivity gap	$ (46,727)	$ (137,344)	$ (92,768)	$ 16,635	
Ratio of cumulative gap to total earning assets	-10.31%	-30.31%	-20.47%	3.67%	

Provision for Loan Losses

The allowance for loan losses, established through charges to the provision for loan losses, allows for estimated loan losses inherent in our loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance is based on management's judgment of the amount needed to maintain an allowance adequate to provide for probable losses in the loan portfolio as of the balance sheet date, although the exact amount of such losses and the specific loans cannot be identified yet. We provided $14.5 million, $4.3 million, and $0 to the allowance during the years ended December 31, 2009, 2008, and 2007, respectively. We believe the provisions made to the allowance for loan losses allowed us to maintain an adequate allowance for probable losses for each of these periods. See "Allowance for Loan Losses" below.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposits, gains and fees on loans sold, other fee income, Company Owned Life Insurance earnings, and gains on sales of securities and fixed assets increased by $1.2 million for the year ended December 31, 2009 as compared to December 31, 2008. The increase is primarily attributable to a $650,000 increase in gains on sales of investment securities. Also, during 2008, the Company had a $3.0 million other than temporary impairment charge on Fannie Mae and Freddie Mac preferred stock and a $2.3 million gain on sale of property and equipment. The combined absence of these two items contributed an extra $703,000 to 2009 noninterest income as compared to 2008. Loss on the sale of other real estate owned totaled $372,000 during 2009, an increase of $373,000 over 2008 after taking into consideration a nominal gain on the sale of real estate during 2008. The decrease in noninterest income resulting from these additional losses was partially offset by a rise in other noninterest income, which increased by $265,000.

Noninterest Income – *(continued)*

For the year ended December 31, 2008 compared to December 31, 2007, total noninterest income increased by $21,000. The increase is attributable to a $2.3 million increase in gains on sales of property and equipment, a $454,000 increase in gains on sales of investment securities, an increase of $142,000 in deposit fees, an increase of $247,000 in Company Owned Life Insurance earnings, and a $34,000 increase in other miscellaneous income. These increases were offset by a decrease of $128,000 in fees related to the sale of mortgage loans, coupled with a $3.0 million other than temporary impairment charge on Fannie Mae and Freddie Mac preferred stock. This impairment charge was the result of the suspension of dividend payments on the preferred shares of Fannie Mae and Freddie Mac stock owned by the Company and the subsequent decrease in value of the stock as a result of these companies being placed into conservatorship.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment, and insurance expenses, totaled $15.6 million for the year ended December 31, 2009, as compared to $13.4 million for the year ended December 31, 2008, an increase of $2.2 million. For the year ended December 31, 2008 compared to the year ended December 31, 2007, noninterest expenses increased $1.4 million. The increase in noninterest expenses during 2009 was due primarily to an increase of $1.1 million in impairment provision for other real estate owned as well as an increase of $706,000 in insurance expense. These increases were partially offset by a decrease of $371,000 in salaries and benefits expense. The increase in impairment provision for other real estate owned was reflective of decreases in market values of the Company's other real estate owned as a result of updated appraisals obtained on the properties during 2009. These decreases were consistent with declines in real estate values for the Company's market area during 2009. The increase in insurance expense was primarily due to an increase of $690,000 in FDIC Insurance expense. The increased FDIC Insurance expense was driven by higher premium rates during 2009, as well as an additional special premium assessed during the year. The decrease in salaries and benefits was primarily due to a $614,000 decrease in the accrual expense for a Supplemental Executive Retirement Plan for our Chief Executive Officer during 2009. The decrease was the result of a modification of the retirement age in the plan from age 65 to age 70. The increase in noninterest expenses during 2008 was primarily due to an increase in salaries and benefits of $954,000 and an increase in insurance expense of $208,000. The increase in salaries and benefits during 2008 was attributable to a $758,000 accrual to a Supplemental Executive Retirement Plan placed into service during the year for our Chief Executive Officer, coupled with normal annual salary adjustments for our employees. The increase in insurance expense was largely attributable to an increase in FDIC premiums during 2008.

Income Taxes

We recorded tax benefits of $4.5 million and $225,000 for the years ended December 31, 2009 and 2008, respectively, and tax expense of $1.5 million for the year ended December 31, 2007. Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Financial Condition

Investment Portfolio

As of December 31, 2009, our available-for-sale investment portfolio comprised approximately 11.7% of our total assets. The following table summarizes the carrying value amounts of available-for-sale securities we held at December 31, 2009, 2008, and 2007. Available-for-sale securities are stated at estimated fair value. We had no securities which were held to maturity at December 31, 2009, 2008, or 2007.

Securities Portfolio Composition

	December 31,								
	2009			2008			2007		
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value
Available-for-sale									
GSEs[1]	$ -	$ -	$ -	$ -	$ -	$ -	$ 5,499	$ 28	$ 5,527
Mortgage-backed securities[2]	52,240	(386)	51,854	36,955	739	37,694	33,400	246	33,646
U.S. States and political subdivisions	7,196	20	7,216	16,905	(261)	16,644	14,569	248	14,817
GSE Preferred Stock[1]	-	-	-	73	-	73	-	-	-
Other investments[3]	4,651	(2,945)	1,706	4,651	(1,290)	3,361	4,652	(174)	4,478
Total	$ 64,087	$(3,311)	$ 60,776	$ 58,584	$ (812)	$ 57,772	$ 58,120	$ 348	$ 58,468

(1) Government sponsored enterprises, including FNMA and FHLMC and The Federal Home Loan Bank System
(2) Includes securities secured by pools of mortgages from various issuers, including FNMA and FHLMC
(3) Includes trust preferred and other equity securities

The unrealized loss attributable to Other investments for December 31, 2009 relates to our investments in two pooled trust preferred securities. The table below outlines these investments.

(Dollars in thousands)

Security Description	Credit Tranche	Interest Payment Status	Tax Equivalent Book Yield	Book Value	Unrealized Holding Loss	Fair Value
ALESCO 9A	A2	Active	1.17%	$ 1,787	$ (1,312)	$ 475
PreTSL XXVII	C1	PIK	1.33%	1,904	(1,633)	271
Total				$ 3,691	$ (2,945)	$ 746

The value of these securities has been adversely affected by a lack of liquidity in the market for these securities as well as the current tax equivalent book yields on the securities. The book yields on these securities represent a combination of the coupon interest rates and accretive discounts on these securities. These securities pay variable rates of interest based on three month LIBOR. The current tax equivalent book yields on these securities are reflective of the historically low level of three month LIBOR at December 31, 2009. Current market rates of interest for capital borrowings vary based on issuer, but the tax equivalent book yields reflected in the above table are significantly lower than current market rates for such borrowings.

The first security above is currently paying interest and is over collateralized by 31.46%. This means that for the credit tranche owned by the Company, the total dollar value of performing issuers in the pool exceeds total Class A notes outstanding by 31.46%. Accordingly, the Company is receiving contractual interest payments on these securities. Based on the over collateralized position of this security and the current nature of its interest payments this security was deemed not to have other than temporary impairment, as projected cash flows support the book value of the security.

Securities Portfolio Composition – *(continued)*

The second security above is a Class C note and is currently receiving payment in kind (PIK) interest. This means that in lieu of cash interest payments, interest is being capitalized and added to the Company's principal investment in the security. Class A note holders of this security are currently receiving cash payments of principal in addition to contractual interest payments. These principal payments are helping to satisfy the over collateralization requirements of the Class A Notes. If and when these requirements are met, the Class B Notes will begin to receive principal payments to meet their over collateralization requirements, followed by the Class C Notes, and then the Class D Notes. The receipt of payment in kind interest has triggered management to perform a quarterly evaluation of other than temporary impairment for this security. Management evaluates the underlying issuers in this security for risk of default based on several factors, including the possible existence of a regulatory agency issued Cease and Desist order, level of nonperforming loans to total loans, regulatory capital levels, Texas Ratio, and profitability. Based on its analysis, management determines which issuers are at risk of default and makes assumptions about additional future defaults based on historical bank default rates. These assumptions are provided to a third party expert who uses them to calculate estimated cash flows using the Intex system, an industry standard cash flow modeling tool. If discounted cash flows equal or exceed the book value of the security, management determines there is no other than temporary impairment. As of December 31, 2009, management determined there was no other than temporary impairment on this security based on the cash flow modeling results. However, management has discontinued accrual of interest on this security due to the payment in kind interest on the security and the overall credit deterioration in the security. If the underlying issuers in this security show additional financial deterioration, the Company may recognize other than temporary impairment in the future.

The following table presents maturities and weighted average yields of securities available-for-sale at December 31, 2009. Available-for-sale securities are stated at estimated fair value. There were no available-for-sale securities with maturities in time periods not presented in the table. Equity securities have no maturity and are shown as a separate category. Yields on tax exempt obligations have been computed on a tax equivalent basis (assuming a 36% tax rate). Maturities for mortgage-backed securities are not listed due to their tendency to have frequent prior to maturity paydowns.

Securities Portfolio Maturities and Yields

(Dollars in thousands)	December 31, 2009 Fair Value	December 31, 2009 Yield
Government sponsored enterprises		
Mortgage backed	$ 51,854	3.97%
U. S. States and political subdivisions		
Due from five to ten years	1,422	6.89%
Due after ten years	5,794	6.80%
Total	$ 7,216	6.81%
Other investments		
Due after ten years	$ 1,556	
Equity securities with no maturities or stated yields	150	
Total	$ 60,776	

Loan Portfolio

Management believes the loan portfolio is adequately diversified. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The only concentrations of which management is aware of loans to classes of borrowers or industries that would be similarly affected by economic conditions are for residential mortgage loans, commercial real estate loans, and construction and land development loans. The Company does not make foreign loans. Because we operate a community bank, nearly all of the loans are to borrowers in, or secured by real estate located in, or near, our market area. See Note 1 to Consolidated Financial Statements, "Concentrations of Credit Risk," for further information.

Loan Portfolio – *(continued)*

The amounts of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

(Dollars in thousands)	December 31,				
	2009	2008	2007	2006	2005
Commercial	$ 127,870	$ 139,090	$ 130,247	$ 115,185	$ 115,198
Real estate – construction and land development	62,194	87,406	76,033	82,280	83,473
Real estate - mortgage	163,013	174,053	167,851	165,481	172,060
Consumer and other	3,835	3,984	4,283	4,665	5,195
Total loans	356,912	404,533	378,414	367,611	375,926
Less allowance for loan losses	(10,042)	(7,410)	(4,297)	(4,364)	(4,270)
Total net loans	$ 346,870	$ 397,123	$ 374,117	$ 363,247	$ 371,656

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses and may be made on either a secured or an unsecured basis. Approximately 35.8% of our bank's loan portfolio at December 31, 2009 was comprised of commercial loans, 77.1% of which were secured by real estate (shown in the table below as "Real Estate Secured Loans – Commercial"). Commercial loans not secured by real estate were classified as "Commercial and Industrial", as seen in the table below. When taken, collateral on these loans may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets, but will usually be local real estate. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations particular to a borrower's business or industry. Initial and continuing financial analysis of a borrower's financial information is required to control this risk.

Construction and land development loans represent 17.4% of the loan portfolio and typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds. Included in total real estate construction and land development loans at December 31, 2009, were $15.4 million in residential construction loans, $6.1 million in residential land development loans, $16.9 million in residential lot loans, $11.2 million in commercial lot loans, $8.7 million of other commercial construction loans, and $3.9 million of loans secured by raw land.

Residential real estate loans comprised approximately 45.7% of our Bank's loan portfolio at December 31, 2009. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%.

Total loans outstanding decreased by $47.6 million between December 31, 2008 and December 31, 2009. This decrease is attributable to several factors. Due to the downturn in the economy experienced during 2009, the Company charged off $11.9 million in loans to its allowance for loan losses, and brought $14.9 million of foreclosed loans into other real estate owned. Additionally, purchased loans decreased from a total of $32.7 million at December 31, 2008, to $26.9 million at December 31, 2009, a difference of $5.8 million. This decrease is a direct result of management's decision to focus on core retail loan production. The remainder of the decrease is attributable to decreased loan demand during 2009, also a result of the economic slowdown.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, at December 31, 2009, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real Estate Secured Loans				
Residential 1-4 Family	$ 8,862	$ 5,077	$ 143,297	$ 157,236
Multifamily	-	447	5,330	5,777
Commercial	9,982	8,320	80,337	98,639
Construction and land development	35,054	11,245	15,895	62,194
Total Real Estate Secured Loans	53,898	25,089	244,859	323,846
Commercial and Industrial	7,999	12,074	9,158	29,231
Consumer	661	1,660	666	2,987
Other	494	25	329	848
	$ 63,052	**$ 38,848**	**$ 255,012**	**$ 356,912**
Predetermined rate, maturity greater than one year	$ -	$ 27,563	$ 51,241	$ 78,804
Variable rate or maturity within one year	$ 63,052	$ 11,285	$ 203,771	$ 278,108

Nonperforming Loans And Other Problem Assets

When a loan is 90 days past due on interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by a charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2009, we had $19.3 million of nonaccrual loans, no loans 90 days or more past due still accruing interest, and $1.9 million of restructured loans. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $302,000 in 2009. No interest on nonaccruing loans was included in net income for 2009. The gross interest income that would have been recognized on restructured loans according to the original loan terms during 2009 totaled $123,000; actual interest income recognized on these loans according to the restructured terms totaled $86,000. At December 31, 2008, we had $8.9 million of nonaccrual loans, $5.4 million in loans 90 days or more past due still accruing interest, and no restructured loans. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $358,000 in 2008. No interest on nonaccruing loans was included in net income for 2008. Interest income on loans 90 days or more past due that were still accruing interest totaled $249,000.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

Nonperforming Loans And Other Problem Assets – *(continued)*

The following table presents information on nonperforming loans and real estate acquired in settlement of loans:

	December 31,				
	2009	2008	2007	2006	2005
(Dollars in thousands)					
Nonperforming loans:					
Nonaccrual loans	$ 19,294	$ 8,934	$ 893	$ 868	$ 571
Past due 90 days or more	-	5,373	3,451	546	-
Restructured loans	1,850	-	-	-	-
Total nonperforming loans	21,144	14,307	4,344	1,414	571
Real estate acquired in settlement of loans	9,789	2,074	194	-	-
Total nonperforming assets	$ 30,933	$ 16,381	$ 4,538	$ 1,414	$ 571
Nonperforming assets as a percentage of loans and other real estate	8.44%	4.03%	1.20%	0.38%	0.15%
Allowance for loan losses as a percentage of nonperforming loans	47.50%	51.79%	98.93%	308.63%	747.81%

Each individual nonperforming loan and borrower relationship is less than 10% of total nonperforming loans.

The substantial increase in nonperforming loans during 2009 reflects the continued downturn of the general and local economy during the year, coupled with a general decrease in real estate values. The economic downturn has impacted developers, builders, and others associated with the real estate business most significantly, but has also impacted local businesses and consumers, as unemployment has increased and consumer spending has decreased throughout much of the year. Management expects nonperforming assets to remain at elevated levels until a clear and sustainable economic recovery takes place.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are actively accruing interest and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises doubt about the borrower's ability to continue to comply with current loan repayment terms. At December 31, 2009 potential problem loans totaled $13,306,000. Management closely tracks the current values of real estate collateral when assessing the collectibility of problem loans.

Real Estate Owned

At December 31, 2009 and 2008, we had $9.8 million and $2.1 million of real estate owned pursuant to foreclosure, respectively. Other real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair market value is determined by current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. The carrying value is generally reevaluated annually on the anniversary of acquisition. Any declines to fair value less costs to sell are recorded as charges to impairment provision for other real estate owned. Discounts to appraised values are included for estimated selling costs and holding period costs. An additional discount is also calculated based on the properties being bank owned. The amounts of these discounts vary among properties based on property type, estimated time to sell, and any other factors of which management may be aware.

Real Estate Owned by Property Type

(Dollars in thousands)

	Year Ended December 31	
	2009	2008
Commercial Office Properties	$ 3,973	$ -
Residential 1-4 Family Lots and Homes Under Construction	5,079	768
Residential 1-4 Family Homes	737	1,306
Total Other Real Estate	$ 9,789	$ 2,074

The largest individual property included in other real estate owned is a commercial office building with a book value of $3,912,000. The building provides monthly rental income to the Company of approximately $28,000. Other significant properties include two residential development properties with book values of $1,832,000 and $798,000. The larger residential development property consists of thirty two town home pads, four commercial lots, and approximately four and a half excess acres of land. The smaller residential development property consists of approximately twenty five acres of land subdivided into four single family residential lots. The Company also owns multiple single family home lots and finished single family homes, as well as an additional commercial office property.

The Company actively markets other real estate owned with the goal of maximizing the realized value of the properties. During 2009, sales proceeds from other real estate owned totaled $5.8 million. The Company recognized $372,000 in aggregate losses on the sale of these properties.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. Sales of other real estate owned acquired through foreclosure do not impact the allowance for loan losses, and any gains or losses as a result of these sales are accounted for separately.

In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccrual, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2009.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly and is designed in accordance with generally accepted accounting principles and regulatory guidance. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of our Bank and may require adjustments to the allowance based upon information available to them at the time of the examination. During 2009, the Company's nonperforming loans increased by $6.8 million. Due to the significant increase in nonperforming assets, coupled with a continued deterioration in real estate values in the Company's market area, the Company made a provision for loan losses of $14.5 million in 2009. At December 31, 2009 the total allowance for loan losses was $10.0 million.

Our allowance for loan losses has a general reserve component and a component for specific reserves. General reserves are allocated to pools of loans based on loan type, with each loan type assigned a reserve percentage. The reserve percentage is based on historical chargeoff percentages and economic risk factors indexed for current delinquency rates for each loan type. Historical chargeoffs are calculated by taking the average three year historical loss experience of the Company and its peer group with the Company's experience receiving double weight. The Company and peers groups' most recent year's chargeoffs also receive double weight in the calculation. Economic risk factors considered in the calculation include declines in real estate and non- real estate collateral values, inadequate collateral insurance, lending personnel changes, and incomplete loan documentation. The Company uses a weighted

Allowance for Loan Losses – *(continued)*

degree of risk for each of these factors based on the levels of delinquency for each loan type. The table below shows the results of these calculations and the resulting reserve percentage for each loan type as of December 31, 2009.

Loan Type	Historical Loss Factor	Economic Risk Factor	Total Reserve Percentage
1-4 Family Residential Construction	1.12%	0.94%	2.06%
Other Construction and Development	0.45	0.79	1.24
Farmland	0.00	0.35	0.35
Home Equity Lines of Credit	1.05	0.41	1.46
Senior Lien 1-4 Family	0.29	0.44	0.73
Junior Lien 1-4 Family	0.29	0.38	0.67
Multi-Family Residential	0.03	0.63	0.66
Owner Occupied Commercial Property	0.04	0.50	0.54
Other Commercial Property	0.04	0.52	0.56
Commercial and Industrial	1.30	0.43	1.73
Consumer Lines of Credit	1.99	0.45	2.44
Consumer Installment	1.99	0.50	2.49
Obligations of States and Other Political Subdivisions	0.17	0.40	0.57
Loans for Purchasing or Carrying Securities	0.17	0.40	0.57
Other Loans	0.17	0.40	0.57

The required reserve percentages described above are further adjusted to account for the total internal loan risk grade classifications within each loan type. Management feels the following adjustments appropriately address the risk level defined by each loan risk classification.

Internal Risk Classification	Risk Adjustment Factor
Risk Classification 1 – Loans secured by cash collateral	0.00
Risk Classification 2 – Loans secured by readily marketable collateral	1.00
Risk Classification 3 – Top quality loans	1.10
Risk Classification 4 – Acceptable loans	1.20
Risk Classification 5 – Acceptable loans with mitigated weaknesses	1.50
Risk Classification 6 – Watch List or Special Mention	2.00
Risk Classification 7 – Classified Substandard	3.00
Risk Classification 8 – Classified Doubtful	4.00
Risk Classification 9 – Classified Loss	5.00

The general reserve calculation described above accounts for repayment risk that is allocable to all loans within each loan type. There are additional risks that apply only to certain pools of loans that are not separated by loan type. These risk factors relate to certain higher risk loans such as variable rate loans and loans with excessive loan to value ratios, capital concentrations by collateral type, and new loan production levels. A reserve for these factors is calculated using a standard methodology and combined with the result of the calculations described above to arrive at the total general reserve.

The second component of our allowance for loan losses calculation is comprised of loans evaluated for impairment on an individual basis. Generally, management evaluates an individual loan for impairment when a loan or group of related loans exceeds $250,000 and we do not expect to receive contractual principal and interest payments in accordance with the note. Generally, these loans are considered to have internal risk classifications of 7, 8, or 9, as seen in the chart above. The amount of impairment, and therefore, the required reserve, is the difference, if any, between the principal balance of the loan and the fair value of the most likely payment source, which is generally the liquidation of the underlying collateral, but may also include the present value of expected future cash flows or the loan's observable market price. Collateral fair value is determined based on the most recent appraisal available, adjusted to account for the age of the appraisal, estimated selling costs, and estimated holding period costs. An additional discount is also calculated based on the presumption that the collateral will be bank owned. The amounts of these discounts vary among properties based on property type, estimated time to sell, and any other factors of which management may be

aware. Loans evaluated for impairment on an individual basis are not evaluated as part of the general reserve calculation.

The table below shows the allocation of the Company's allowance for loan losses by loan type and by general reserve and specific reserve.

Detail of Allowance for Loan Losses Allocation

(Dollars in thousands)	Year Ended December 31, 2009		
	General Reserve	Specific Reserve	Total
Construction and Land Development	$ 1,048	$ 1,365	$ 2,413
Farmland	2	-	2
1-4 Family Residential	1,645	518	2,163
Multi-Family Residential	64	-	64
Commercial Real Estate	698	1,756	2,454
Commercial and Industrial	683	-	683
Consumer and Other	104	-	104
Other General Reserves	1,350	-	1,350
Unallocated	809	-	809
Total Allowance	$ 6,403	$ 3,639	$ 10,042

Allocations to the allowance for loan losses for construction and land development, 1-4 family residential, and commercial real estate loans as a percentage of the total allowance totaled 24.03%, 21.54%, and 24.44%, respectively. Allocations for all other loan types totaled 8.49%. Other general reserves related to risk factors not segregated by loan type, as referenced in the discussion above, totaled 13.44%. Unallocated general reserves totaled 8.06% and were immaterial to the total allowance for loan losses.

As mentioned earlier in the nonperforming loans and other problem assets discussion, management will generally charge the allowance for loan losses for a loan when the collectibility of a significant amount of principal is in serious doubt. Typically this determination is made when all attempts to resolve the delinquency have been unsuccessful and acquisition of the collateral is imminent. At December 31, 2009, the Company had partial chargeoffs totaling $7.2 million on loans with a remaining impaired balance of $10.4 million. The table below provides detail on partially charged off loans. Although charging off a loan, in whole or in part, does not relieve the borrower of liability for the charged off amount, our ability to actually collect the charged off amount is subject to substantial doubt.

(Dollars in thousands)	Principal Balance Of Loans Prior To Chargeoffs	Total Impairment Charges Recognized	Remaining Principal Balance Subsequent to Chargeoffs
Construction and Land Development	$ 9,179	$ 4,294	$ 4,885
1-4 Family Residential	3,334	1,248	2,086
Multifamily Residential	381	126	255
Commercial Real Estate	4,088	1,095	2,993
Commercial and Industrial	702	443	259
Total	$ 17,684	$ 7,206	$ 10,478

Allowance for Loan Losses – *(continued)*

The table, "Historical Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries, and additions to the allowance which have been charged to expense.

Historical Loan Loss Experience

(Dollars in thousands)	Year Ended December 31, 2009	2008	2007	2006	2005
Total loans outstanding at end of period	$ 356,912	$ 404,533	$ 378,414	$ 367,611	$ 375,926
Average amount of loans outstanding	$ 369,329	$ 390,716	$ 367,626	$ 379,624	$ 335,389
Balance of allowance for loan losses at beginning of year	7,410	$ 4,297	$ 4,364	$ 4,270	$ 3,404
Loans charged off					
Construction and Land Development	6,496	281	-	-	-
1-4 Family Residential	2,610	425	-	-	-
Commercial Real Estate	750	-	-	-	-
Commercial and Industrial	1,505	434	62	571	-
Consumer and Other	604	93	18	57	2
Total charge-offs	11,965	1,233	80	628	2
Recoveries of loans previously charged-off					
Construction and Land Development	-	44	-	-	-
1-4 Family Residential	14	-	-	-	-
Commercial and Industrial	39	8	8	-	-
Consumer and Other	-	-	5	-	3
Total recoveries	53	52	13	-	3
Net charge-offs(recoveries)	11,912	1,181	67	628	(1)
Additions to allowance charged to expense	14,544	4,294	-	722	865
Balance of allowance for loan losses at end of year	$ 10,042	$ 7,410	$ 4,297	$ 4,364	$ 4,270
Ratios					
Net charge-offs during period to average loans outstanding during period	3.23%	0.30%	0.02%	0.17%	0.00%
Net charge-offs to loans at end of period	3.34%	0.29%	0.02%	0.17%	0.00%
Allowance for loan losses to average loans	2.72%	1.90%	1.16%	1.15%	1.27%
Allowance for loan losses to loans end of period	2.81%	1.83%	1.14%	1.19%	1.14%
Allowance for loan losses to nonperforming loans at end of period	47.50%	51.79%	98.92%	308.63%	747.81%
Net charge-offs (recoveries) to allowance for loan losses	118.62%	15.94%	1.56%	14.39%	(0.02)%
Net charge-offs (recoveries) to provision for loan losses	81.90%	27.50%	N/A	86.98%	(0.12)%

As shown in the table above, the allowance for loan losses to total loans has increased during the last two years as nonperforming loans have increased. Elevated 2009 chargeoffs and delinquency trends, as well as specific reserves on nonperforming loans, account for the level of the allowance for loan losses at December 31, 2009. The ratio of the allowance for loan losses to nonperforming loans was at lower-than-historical levels during 2009 and 2008 due to the substantial increases in nonperforming loans in 2009 and 2008.

Deposits

The average amounts and the average rates we paid on deposits for the years ended December 31, 2009, 2008 and 2007 are summarized below:

	Year Ended December 31,					
	2009		2008		2007	
(Dollars in thousands)	Amount	Average Rate Paid	Amount	Average Rate Paid	Amount	Average Rate Paid
Noninterest bearing demand	$ 26,829	0.00%	$ 31,036	0.00%	$ 33,698	0.00%
Interest bearing transaction accounts	29,557	1.94%	14,911	0.54%	15,882	0.46%
Savings	38,261	0.98%	56,995	2.15%	54,362	3.67%
Time deposits - $100,000 and over	46,528	2.47%	59,582	5.05%	58,823	5.19%
Other time deposits	213,972	2.76%	197,575	3.74%	139,974	5.05%
Total deposits	**$ 355,147**	**2.26%**	**$ 360,099**	**3.25%**	**$ 302,739**	**4.02%**

As of December 31, 2009, we had $55.6 million in time deposits of $100,000 or more. We also had $104.5 million in brokered and wholesale time deposits. Of the time deposits greater than $100,000, approximately $21.2 million had maturities within three months, $17.4 million had maturities over three through six months, $16.6 million had maturities over six through twelve months and $312,000 had maturities over twelve months. Of the $104.5 million in brokered and wholesale time deposits, approximately $15.3 million had maturities within three months, $17.8 million had maturities over three through six months, $32.1 million had maturities over six through twelve months, and $39.3 million had maturities over twelve months. It is a common industry practice not to consider brokered and wholesale time deposits and time deposits $100,000 and over as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Junior Subordinated Debentures

In two separate transactions in 2002 and another transaction in 2005, we established Southcoast Capital Trusts I, II and III (the "Capital Trusts"), as non-consolidated subsidiaries. The Capital Trusts issued and sold a total of 21,655 floating rate securities, with a $1,000 liquidation amount per security. Institutional buyers bought 21,000 of the floating rate securities denominated as preferred securities and we bought the other 655 floating rate securities which are denominated as common securities. The proceeds of those sales, $21.7 million, were used by the Capital Trusts to buy $21.7 million of junior subordinated debentures from us which were reported on our consolidated balance sheets.

Pursuant to the terms of the Indentures, we had the right to redeem the Capital Securities issued by Capital Trusts I and II on or after June 30, 2007 and December 30, 2007, respectively. In 2007, we exercised this right of redemption and retired total debt of $11,345,000. We decided to redeem these Capital Securities based on our anticipated regulatory capital needs and the interest rates we were paying on the debentures.

The Capital Securities issued by Capital Trust III remain outstanding and mature or are mandatorily redeemable on September 30, 2035. We have the optional right to redeem these securities on or after September 30, 2010. The preferred securities of Capital Trust III total $10.3 million, of which $10.0 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. The Company's investment in the common securities of Capital Trust III totaled $310,000 at December 31, 2009 and December 31, 2008, and is included in "Available for Sale Securities" on its consolidated balance sheets. See Note 12 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Amortization of debt issuance and administration costs from junior subordinated debentures totaled $74,000 for the year ended December 31, 2007, and is reported in other noninterest expense on the consolidated statements of income.

Contractual Obligations

The following table shows the payments due on our contractual obligations for the periods shown as of December 31, 2009.

	Payments due by period				
(Dollars in thousands)	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt obligations	$89,310	$15,000	$12,000	$12,000	$50,310
Operating lease obligations	1,545	343	644	378	180
Total	$90,855	$15,343	$12,644	$12,378	$50,490

Short-Term Borrowings

At December 31, 2009, 2008, and 2007, we had outstanding borrowings due within one year of $27.0 million, $18.6 million, and $15.2 million, respectively. Fixed rate borrowings totaled $22.6 million, $2.0 million, and $5.0 million at December 31, 2009, 2008, and 2007, respectively. Interest rates on fixed rate borrowings were 5.45%, 1.73%, and 4.67%, at December 31, 2009, 2008, and 2007, respectively. Variable rate borrowings totaled $4.4 million, $16.6 million, and $10.2 million at December 31, 2009, 2008, and 2007, respectively. Interest rates on variable rate borrowings were 0.15%, 0.90%, and 4.18% at December 31, 2009, 2008, and 2007, respectively. Of the short term borrowings, $ 10.0 million were from the Federal Home Loan Bank of Atlanta ("FHLBA") and were collateralized by lender stock, residential mortgage loans, and commercial real estate loans, $9.4 million were securities sold under agreements to repurchase collateralized by investment securities with a market value of $11.3 million, and $7.6 million were short term loans on the cash value of Company Owned Life Insurance policies. The maximum amount of short term borrowings at any month end was $31.7 million for 2009, $28.1 million for 2008, and $32.4 million for 2007. The approximate average amount of such borrowings and average weighted interest rate was $19.0 million and 2.18% for 2009, $22.9 million and 2.36% for 2008, and $16.9 million and 4.37% for 2007, respectively.

Return on Equity and Assets

The following table shows the return on assets (net income or loss divided by average assets), return on equity (net income or loss divided by average equity), dividend payout ratio (dividends declared per share divided by net income or loss per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,		
	2009	2008	2007
Return on assets	(1.73%)	0.04%	0.71%
Return on equity	(17.79%)	0.37%	4.96%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	9.71%	11.08%	14.42%

The return on equity decreased from 0.37% in 2008 to (17.79%) in 2009 due to a decrease of $9.1 million in net income, with a net loss of $8.9 million for 2009, compared to net income of $217,000 for 2008. The return on equity decreased from 4.96% in 2007 to 0.37% in 2008 due to a decrease of $3.2 million in net income, mitigated by a $10.4 million decrease in average shareholders' equity. During 2008 and 2007, due to changing market conditions and the Company's excess regulatory capital levels, the Company repurchased 508,593 and 977,281 shares, respectively, of its common stock. These repurchases totaled $6.9 million and $19.7 million during 2008 and 2007, respectively. The repurchases were effected through three separate buyback authorizations by the Company's Board of Directors during 2008 and 2007. The repurchases contributed to a decrease of 15.1% in average shareholders' equity between 2008 and 2007.

We have opened ten branch offices since June 1998. In each case, we have incurred substantial pre-opening and start up expenses which have reduced net income. We may open additional branches when it appears that doing so would be advantageous to us. Any such additional openings will be likely to have a temporary negative impact on earnings.

Liquidity

The most manageable sources of liquidity are comprised of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within our bank's service area. Core deposits (total deposits less certificates of deposit for $100,000 or more, wholesale, and brokered time deposits) provide a relatively stable funding base and were equal to 56.6% of total deposits at December 31, 2009. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our Bank is a member of the FHLBA

and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans and commercial real estate loans. At December 31, 2009, our Bank had borrowed $74.0 million from the FHLBA and had the ability to borrow an additional $6.7 million based on a predetermined formula. Our Bank also has $15.0 million available through lines of credit with other banks, and $41.0 million available from the Federal Reserve Discount Window as additional sources of liquidity funding. At December 31, 2009, we had outstanding commitments to make up to $22.0 million in loans as well as standby letters of credit of $767,000. Management believes that our Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

Our equity capital decreased by $10.2 million during 2009 as a result of a net loss of $8.9 million and unrealized losses on available for sale securities totaling $1.4 million, partially offset by additional capital of $141,000 from shares issued through the employee stock purchase plan. Book value per share at December 31, 2009 was $9.93 as compared to $12.24 at December 31, 2008.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Our Tier 1 capital consists of common shareholders' equity, minus certain intangible assets, plus junior subordinated debt subject to certain limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. We and our bank are also required to maintain Tier 1 capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. As of December 31, 2009 we and our subsidiary bank exceeded our capital requirements as shown in the following table.

	Capital Ratios					
			Adequately Capitalized		Well Capitalized	
(Dollars in thousands)	Actual		Requirement		Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Our Bank						
Total capital (to risk-weighted assets)	$ 52,813	15.11%	$ 27,963	8.00%	$ 34,954	10.00%
Tier 1 capital (to risk-weighted assets)	48,374	13.84	13,982	4.00	20,973	6.00
Tier 1 capital (to average assets)	48,374	9.78	19,776	4.00	24,720	5.00
Southcoast Financial Corporation						
Total capital (to risk-weighted assets)	$ 62,365	17.03%	$ 29,294	8.00%(1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	57,720	15.76	14,647	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	57,720	11.34	20,369	4.00 (1)	N/A	N/A

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are expected to maintain capital well above the minimums.

Off-Balance Sheet Arrangements

At December 31, 2009, we had issued commitments to extend credit of $22.0 million for home equity lines of credit, construction loans and commercial lines of credit. The commitments expire over periods from six months to ten years. Standby letters of credit totaled $767,000 at December 31, 2009.

Past experience indicates that many of these commitments to extend credit and standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to fund these obligations should the need arise. See Note 19 to the consolidated audited financial statements for further information about financial instruments with off-balance sheet risk.

We are not involved in other off-balance sheet contractual relationships, and we have no unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Southcoast Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2009. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Date: December 31, 2009


/s/L. Wayne Pearson
L. Wayne Pearson
President and Chief Executive Officer


/s/William C. Heslop
William C. Heslop
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mount Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income(loss), shareholders' equity and comprehensive income(loss), and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Financial Corporation and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Southcoast Financial Corporation and subsidiaries' internal control over financial reporting as of December 31, 2009 included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Charleston, South Carolina
March 11, 2010

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,	
	2009	2008
Assets		
Cash and due from banks	$ 40,790,143	$ 10,659,268
Federal funds sold	108,587	11,902,302
Cash and cash equivalents	40,898,730	22,561,570
Investment securities		
Available for sale	60,775,809	57,772,257
Federal Home Loan Bank stock, at cost	4,266,200	4,509,500
Loans held for sale	320,079	417,000
Loans, net	346,870,313	397,123,072
Property and equipment, net	22,692,344	23,812,981
Other Real Estate Owned, net	9,789,410	2,074,147
Company owned life insurance	19,234,080	18,492,955
Other assets	16,560,328	8,201,432
Total assets	$ 521,407,293	$ 534,964,914
Liabilities and shareholders' equity		
Deposits		
Noninterest bearing	$ 25,921,641	$ 27,931,650
Interest bearing	342,615,299	338,879,046
Total deposits	368,536,940	366,810,696
Federal funds purchased	-	5,978,800
Securities sold under agreements to repurchase	9,404,218	10,611,537
Borrowings on cash value of Company owned life insurance	7,640,636	-
Advances from Federal Home Loan Bank	74,000,000	81,000,000
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	6,434,707	5,020,777
Total liabilities	476,326,501	479,731,810
Commitments and contingencies – Notes 14 and 19		
Shareholders' equity		
Common stock, no par value, 20,000,000 shares authorized, 4,542,023 and 4,513,463 shares issued in 2009 and 2008, respectively	53,583,283	53,441,978
Retained earnings (deficit)	(6,108,846)	2,814,566
Accumulated other comprehensive loss	(2,393,645)	(1,023,440)
Total shareholders' equity	45,080,792	55,233,104
Total liabilities and shareholders' equity	$ 521,407,293	$ 534,964,914

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

	For the years ended December 31,		
	2009	2008	2007
Interest income			
Loans and fees on loans	$ 22,314,877	$ 27,423,131	$ 28,760,248
Investment securities	2,476,184	3,498,643	2,716,068
Federal funds sold	2,710	36,186	397,007
Total interest income	24,793,771	30,957,960	31,873,323
Interest expense			
Deposits	8,009,006	11,709,503	12,183,042
Other borrowings	3,216,455	3,496,196	3,858,881
Junior subordinated debentures	641,199	639,433	1,477,239
Total interest expense	11,866,660	15,845,132	17,519,162
Net interest income	12,927,111	15,112,828	14,354,161
Provision for loan losses	14,543,835	4,294,297	-
Net interest income (loss) after provision for loan losses	(1,616,724)	10,818,531	14,354,161
Noninterest income			
Service fees on deposit accounts	1,148,252	1,199,093	1,057,037
Gain on sale of mortgage loans	309,067	219,002	346,731
Gain on sale of investment securities	1,359,843	710,322	255,954
Other than temporary impairment charge on GSE preferred stock	-	(3,031,696)	-
Gain on sale of property and equipment	2,044	2,328,354	25,016
Gain (loss) on sale of other real estate owned	(372,213)	350	-
Company owned life insurance earnings	741,125	826,482	579,850
Other	588,803	323,950	289,895
Total noninterest income	3,776,921	2,575,857	2,554,483
Noninterest expenses			
Salaries and employee benefits	7,329,430	7,700,625	6,746,753
Occupancy	1,516,184	1,226,423	1,122,691
Furniture and equipment	1,356,419	1,192,832	1,165,064
Advertising and public relations	111,318	71,542	170,164
Professional fees	799,130	755,798	653,814
Travel and entertainment	187,040	255,153	259,723
Telephone, postage and supplies	358,675	406,137	426,290
Insurance	1,125,301	418,984	211,152
Impairment provision for other real estate owned	1,062,842	-	-
Other operating	1,778,449	1,375,321	1,243,199
Total noninterest expenses	15,624,788	13,402,815	11,998,850
Income (loss) before income taxes	(13,464,591)	(8,427)	4,909,794
Income tax expense (benefit)	(4,541,179)	(225,279)	1,481,166
Net income (loss)	$ (8,923,412)	$ 216,852	$ 3,428,628
Basic net income (loss) per common share[1]	$ (1.97)	$ 0.05	$ 0.63
Diluted net income (loss) per common share[1]	$ (1.97)	$ 0.05	$ 0.63
Weighted average number of common shares outstanding[1]			
Basic	4,532,149	4,631,135	5,419,474
Diluted	4,532,149	4,631,135	5,423,915

----

(1) Adjusted for the effects of stock dividends

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
Years ended December 31, 2009, 2008 and 2007

	Common Stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2006	5,470,316	$ 75,315,774	$ 3,503,162	$ (16,324)	$ 78,802,612
Net income			3,428,628		3,428,628
Other comprehensive income:					
Unrealized holding gains on securities available for sale, net of taxes of $ 188,745				335,546	335,546
Unrealized losses on derivative instruments, net of taxes of $ 95,176				(169,202)	(169,202)
Less reclassification adjustment for gains included in net income, net of taxes of $ 92,143				(163,811)	(163,811)
Comprehensive income					3,431,161
Stock dividend (10%)	502,609	4,334,076	(4,334,076)		-
Shares repurchased and retired	(977,281)	(19,731,123)			(19,731,123)
Exercise of stock options	7,320	101,750			101,750
Employee stock purchase plan	6,939	136,907			136,907
Balance, December 31, 2007	**5,009,903**	**$ 60,157,384**	**$ 2,597,714**	**$ (13,791)**	**$ 62,741,307**
Net income			216,852		216,852
Other comprehensive income:					
Unrealized losses on securities available for sale, net of taxes of $1,282,042				(2,279,178)	(2,279,178)
Unrealized losses on derivative instruments, net of taxes of $121,585				(216,150)	(216,150)
Less reclassification adjustment for losses included in net income, net of taxes of $835,695				1,485,679	1,485,679
Comprehensive loss					(792,797)
Shares repurchased and retired	(508,593)	(6,857,392)			(6,857,392)
Employee stock purchase plan	12,153	141,986			141,986
Balance, December 31, 2008	**4,513,463**	**$ 53,441,978**	**$ 2,814,566**	**$ (1,023,440)**	**$ 55,233,104**
Net loss			(8,923,412)		(8,923,412)
Other comprehensive income:					
Unrealized losses on securities available for sale, net of taxes of $379,408				(674,501)	(674,501)
Unrealized gains on derivative instruments, net of taxes of $98,210				174,596	174,596
Less reclassification adjustment for gains included in net income, net of taxes of $489,543				(870,300)	(870,300)
Comprehensive loss					(10,293,617)
Employee stock purchase plan	28,560	141,305			141,305
Balance, December 31, 2009	**4,542,023**	**$ 53,583,283**	**$ (6,108,846)**	**$ (2,393,645)**	**$ 45,080,792**

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2009	2008	2007
Operating activities			
Net income(loss)	$ (8,923,412)	$ 216,852	$ 3,428,628
Adjustments to reconcile net income to net cash provided for operating activities			
(Increase) decrease in deferred income taxes	(1,219,635)	(1,564,865)	103,153
Provision for loan losses	14,543,835	4,294,297	-
Depreciation and amortization	1,213,768	1,153,703	1,168,212
Discount accretion and premium amortization	69,086	(85,634)	(22,194)
Origination of loans held for sale	(69,789,399)	(42,732,196)	(52,201,151)
Proceeds from sale of loans held for sale	69,886,320	42,699,196	51,956,667
Gain on sale of investment securities	(1,359,843)	(710,322)	(255,954)
Other than temporary impairment on GSE preferred stock	-	3,031,696	-
Gain on sale of property and equipment	(2,044)	(2,328,354)	(25,016)
(Gain) loss on sale of other real estate owned	372,213	(350)	-
Provision for impairment on other real estate owned	1,062,842	-	-
Deferred gain on sale of other real estate owned	(85,467)	-	-
Deferred gain on sale of property and equipment	(185,879)	-	(1,500,141)
Increase in value of Company Owned Life Insurance	(741,125)	(826,482)	(579,850)
Increase in other assets	(6,010,205)	(963,270)	(44,040)
Increase in other liabilities	1,413,930	1,205,219	1,151,054
Net cash provided by operating activities	244,985	3,389,490	3,179,368
Investing activities			
Proceeds from maturities/calls of available for sale securities	6,857,559	8,257,429	6,462,679
Proceeds from sales of available for sale securities	38,445,188	31,588,280	15,042,565
Purchases of available for sale securities	(49,514,803)	(42,530,403)	(36,743,394)
Purchases of Federal Home Loan Bank stock	(971,700)	(4,305,300)	(2,295,000)
Sales of Federal Home Loan Bank stock	1,215,000	3,937,500	2,036,100
(Increase) decrease in loans, net	20,759,267	(31,345,561)	(10,993,059)
Purchases of property and equipment	(395,017)	(1,174,227)	(3,364,641)
Purchases of Company Owned Life Insurance	-	-	(17,256,188)
Capital expenditures on other real estate owned	(186,981)	-	-
Proceeds from redemptions of Company Owned Life Insurance	-	2,801,446	-
Proceeds from sales of other real estate owned	5,786,283	2,164,230	-
Proceeds from sales of property and equipment	775,313	5,271,125	2,112,192
Net cash provided by (used for) investing activities	22,770,109	(25,335,481)	(44,998,746)
Financing activities			
Net increase in deposits	1,726,244	24,055,875	31,862,116
Increase (decrease) in other borrowings and repurchase agreements	(6,545,483)	16,359,936	13,389,682
Redemptions of junior subordinated debentures	-	-	(11,345,000)
Proceeds from exercise of stock options	-	-	101,750
Repurchase of stock	-	(6,857,392)	(19,731,123)
Proceeds from employee stock purchase plan	141,305	141,986	136,907
Net cash provided by (used for) financing activities	(4,677,934)	33,700,405	14,414,332
Net increase (decrease) in cash and cash equivalents	18,337,160	11,754,414	(27,405,046)
Cash and cash equivalents, beginning of year	22,561,570	10,807,156	38,212,202
Cash and cash equivalents, end of year	**$ 40,898,730**	**$ 22,561,570**	**$ 10,807,156**
Cash paid for			
Interest	**$ 13,163,478**	**$ 15,326,276**	**$ 17,499,827**
Income taxes	**$ 1,001,779**	**$ 1,778,345**	**$ 1,368,681**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). During 2004, Southcoast Investments, Inc. was formed as a wholly-owned subsidiary of the Company. Southcoast Investments, Inc. was formed primarily to hold properties of the Company and Bank. The Company's primary purpose is that of owning the Bank. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation. During 2005, the Company formed Southcoast Capital Trust III for the purpose of issuing trust preferred securities. Southcoast Capital Trust I and II were formed in 2002 for the same purpose. In accordance with current accounting guidance, the Trusts are not consolidated in these financial statements.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the South Carolina counties of Charleston, Berkeley, Dorchester, and Beaufort. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The only concentrations of which management is aware of loans to classes of borrowers or industries that would be similarly affected by economic conditions are for residential mortgage loans, commercial real estate loans, and construction and land development loans. These concentrations of mortgage, commercial, and construction loans totaled $157,235,747, $98,639,296, and $62,194,312, respectively, at December 31, 2009, representing 44.05%, 27.64%, and 17.43%, respectively, of total loans receivable and 348.79%, 218.81%, and 137.96%, respectively, of total equity.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loans' being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand and due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Investment Securities - The Company accounts for investment securities in accordance with generally accepted accounting principles which require investments in equity and debt securities to be classified into three categories:

Available-for-sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

Held-to-maturity: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans Held-for-Sale - Loans held for sale consist of 1 - 4 family residential mortgage loans. They are reported at the lower of cost or market value on an aggregate loan basis. Net unrealized losses, if any, are recognized through a valuation allowance. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

Loans and Interest Income on Loans – Loans are stated at the principal balance outstanding. The allowance for loan losses is deducted from total loans in the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status unless principal and interest are current and the borrower demonstrates the ability to continue making payments as agreed. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the estimated losses inherent in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with generally accepted accounting principles which require that all lenders value each loan at the lesser of the loan's principal balance or fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. Generally, the Company accounts for impaired loans based on the value of the loans' underlying collateral.

Generally accepted accounting principles state that when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

As of December 31, 2009 and 2008, the Company's impaired loans totaled $27,116,617 and $23,324,595, respectively, as discussed in Note 6.

Property and Equipment - Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Other Real Estate Owned – Other real estate owned includes real estate acquired through foreclosure. Other real owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

Debt Issuance Costs - Issuance costs associated with the junior subordinated debentures are amortized over the life of the debt using the straight-line method, which approximates the effective yield method. During 2006 the decision was made to retire two of the junior subordinated debentures in 2007 pursuant to early termination options provided by the indenture. Amortization of these costs was accelerated to appropriately reflect this decision, as discussed in Note 12.

Income Taxes - The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with generally accepted accounting principles which state that deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The standard was effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted the standard effective January 1, 2007. The adoption did not have any impact on the Company's consolidated financial position.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $111,318, $71,542, and $170,164 were included in the Company's results of operations for 2009, 2008 and 2007, respectively.

Net Income Per Common Share – Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with generally accepted accounting principles. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share. The Board of Directors declared and paid a ten percent stock dividend in June 2007. Per share amounts have been retroactively restated to reflected the stock dividend.

Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritative nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification ("ASC"). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

The FASB issued new accounting guidance on accounting for transfers of financial assets in June 2009. The guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor's continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is no longer applicable. The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the guidance to have any impact on the Company's financial statements. The ASC was amended in December, 2009, to include this guidance.

Guidance was issued in June 2009 requiring a company to analyze whether its interest in a variable interest entity ("VIE") gives it a controlling financial interest that should be included in consolidated financial statements. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance, making it the primary beneficiary. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard. This guidance amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were previously available. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. The Company does not expect the guidance to have any impact on the Company's financial position. An update was issued in December, 2009, to include this guidance in the ASC.

An update was issued in October, 2009 to provide guidance requiring companies to allocate revenue in multi-element arrangements. Under this guidance, products or services (deliverables) must be accounted for separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the update to have an impact on its financial statements.

In October, 2009, updated guidance was issued to provide for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity's own shares should be measured at fair value in accordance with prior guidance and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendment also requires several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendment are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company has no plans to issue convertible debt and, therefore, does not expect the update to have an impact on its financial statements.

In January, 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholders to elect to receive their entire distributions in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Also in January, 2010, an amendment was issued to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009 and had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2008 and 2007 consolidated financial statements were reclassified to conform with the 2009 presentation.

NOTE 2 - STOCK BUYBACK

During 2008 and 2007 the Company repurchased 508,593 and 977,281 shares of its common stock, respectively, for aggregate purchase prices of $6,857,392 and $19,731,123, respectively, pursuant to three separate buyback authorizations by the Company's Board of Directors.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2009 and 2008, the Bank met these requirements.

NOTE 4 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 3) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2009 and 2008, federal funds sold amounted to $108,587 and $11,902,302, respectively.

NOTE 5 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Mortgage backed	$ 52,239,896	$ 415,749	$ 801,319	$ 51,854,326
Municipal securities	7,195,637	101,185	81,095	7,215,727
Other	4,650,721	-	2,944,965	1,705,756
Total	$ 64,086,254	$ 516,934	$ 3,827,379	$ 60,775,809

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale				
Mortgage backed	$ 36,954,498	$ 916,961	$ 177,493	$ 37,693,966
Municipal securities	16,904,796	95,748	356,173	16,644,371
GSE* preferred stock	73,200	-	-	73,200
Other	4,650,946	-	1,290,226	3,360,720
Total	$ 58,583,440	$ 1,012,709	$ 1,823,892	$ 57,772,257

* Government Sponsored Enterprises

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008.

Available for Sale

	December 31, 2009					
	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed	$ 15,072,875	$ 454,116	$ 3,090,849	$ 347,203	$ 18,163,724	$ 801,319
Municipal securities	2,025,865	25,516	1,416,119	55,579	3,441,984	81,095
Other	-	-	745,756	2,944,965	745,756	2,944,965
Total	$ 17,098,740	$ 479,632	$ 5,252,724	$ 3,347,747	$ 22,351,464	$ 3,827,379

	December 31, 2008					
	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed	$ 3,577,803	$ 177,493	$ -	$ -	$ 3,577,803	$ 177,493
Municipal securities	7,944,240	356,173	-	-	7,944,240	356,173
GSE preferred stock	73,200	-	-	-	73,200	-
Other	-	-	619,057	1,290,226	619,057	1,290,226
Total	$ 11,595,243	$ 533,666	$ 619,057	$ 1,290,226	$ 12,214,300	$ 1,823,892

NOTE 5 - INVESTMENT SECURITIES – *(continued)*

Securities classified as available-for-sale are recorded at fair market value. Securities in a continuous loss position for twelve months or more totaled $3,347,747, or eight securities comprising 87% of total unrealized losses, and $1,290,226, or one security comprising 71% of total unrealized losses, at December 31, 2009 and 2008, respectively. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost. The Company believes, based on industry analyst reports, credit ratings, and its own and others' other-than-temporary loss impairment evaluations, that the deterioration in value is attributable to a combination of changes in market interest rates and, in some cases, the lack of liquidity in these securities and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The unrealized loss attributable to other securities relates to market valuations on two individual pooled trust preferred securities. These securities are considered Level 3 securities in the fair value hierarchy, as they both trade in less than liquid markets. The valuations of these securities reflect the lack of liquidity in these securities. One of the securities is receiving contractual interest payments, while the other is receiving payment in kind interest, which consists of capitalization of interest amounts due on the security. The Company evaluates these securities each quarter for other-than-temporary loss impairment based on projected cash flows. Due to the over collateralized credit position of the security currently receiving interest payments, no other-than-temporary impairment was recognized on this security. The Company performed a discounted cash

flow analysis on the security receiving payment in kind interest in order to arrive at its conclusion of no other-than-temporary impairment. The credit quality of these securities is directly related to the financial strength and ability to make contractual interest payments of the underlying issuers in these securities, most of which are banks. As such, these securities may show other-than-temporary impairment in future periods if the financial condition of these underlying issuers deteriorates.

During 2008 the Company recognized other-than-temporary impairment charges of $3,031,696 on its GSE preferred stock holdings in Fannie Mae and Freddie Mac. These holdings were sold during 2009.

The amortized costs and fair values of investment securities available for sale at December 31, 2009 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due after five but within ten years	$ 1,389,125	$ 1,421,681
Due after ten years	10,307,233	7,349,802
Mortgage backed	52,239,896	51,854,326
Equity securities with no maturity	150,000	150,000
Total investment securities available-for-sale	$ 64,086,254	$ 60,775,809

Investment securities with an aggregate amortized cost of $23,020,447 and estimated fair value of $22,941,243 at December 31, 2009, were pledged to secure public deposits and for other purposes, as required or permitted by law.

Investment securities with an aggregate amortized cost of $11,128,245 and estimated fair value of $11,251,512 at December 31, 2009, were pledged to secure securities sold under agreements to repurchase.

Gross realized gains on sales of available-for-sale securities were $1,359,843, $710,322, and $255,954 in 2009, 2008, and 2007, respectively. There were no gross realized losses on sales of available-for-sale securities during 2009, 2008, or 2007. Proceeds from the sale of securities totaled $38,445,188 and $31,588,280 in 2009 and 2008, respectively.

Federal Home Loan Bank stock, at cost - The Bank, as a member institution of the Federal Home Loan Bank of Atlanta (FHLBA), is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans pledged and FHLB borrowings. The stock is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.

NOTE 6 - LOANS

The composition of loans by major loan category is presented below:

	December 31,	
	2009	2008
Real estate secured loans:		
Residential 1-4 Family	$ 157,235,747	$ 168,496,314
Multifamily	5,777,463	5,556,785
Commercial	98,639,296	104,753,767
Construction and land development	62,194,312	87,406,363
Total real estate secured	323,846,818	366,213,229
Commercial and industrial	29,230,972	34,335,868
Consumer	2,986,432	2,922,304
Other	848,011	1,061,787
Total gross loans	356,912,233	404,533,188
Allowance for loan losses	(10,041,920)	(7,410,116)
	$ 346,870,313	$ 397,123,072

At December 31, 2009 and 2008, non-accrual loans totaled $19,293,533 and $8,933,510, respectively. The gross interest income which would have been recorded under the original terms of non-accrual loans amounted to $301,788, $357,565 and $95,499 in 2009, 2008, and 2007, respectively. At December 31, 2009 and 2008, impaired loans totaled $27,116,617 and $23,324,595, respectively. During the years ended December 31, 2009 and 2008, respectively, the Company's average investment in impaired loans totaled $20,829,759 and $14,786,366, respectively. As of December 31, 2009, loans totaling $128,260,243 were pledged to the FHLB as collateral for borrowings from the FHLB (see Note 11).

The following table provides a year to date analysis of activity within the allowance for loan losses.

	December 31,		
	2009	2008	2007
Balance, beginning of year	$ 7,410,116	$ 4,297,337	$ 4,364,127
Provision for loan losses	14,543,835	4,294,297	-
Net chargeoffs	(11,912,031)	(1,181,518)	(66,790)
Balance, end of year	$ 10,041,920	$ 7,410,116	$ 4,297,337

At December 31, 2009 and 2008, loans for which there was a related allowance for credit losses determined in accordance with generally accepted accounting principles totaled $22,702,326 and $20,547,086, respectively. The table below provides further analysis of impaired loans.

The composition of loans by major loan category is presented below:

	December 31,	
	2009	2008
Loans receivable evaluated for credit losses	$ 22,702,326	$ 20,547,086
Other Impaired Loans	4,414,291	2,777,509
Total impaired loans	$ 27,116,617	$ 23,324,595
Average balance of impaired loans	$ 20,829,759	$ 14,786,366
Related Allowance for Credit Losses	$ 3,638,783	$ 4,883,148
Interest Income recognized on impaired loans	$ 53,583	$ 266,698

NOTE 7 - PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

	Estimated Useful Lives	December 31, 2009	December 31, 2008
Land		$ 7,421,889	$ 7,420,689
Furniture and equipment	3 - 10 years	4,590,940	5,945,644
Buildings and improvements	5 - 40 years	14,746,738	14,342,133
Construction in process		-	352,240
		26,759,567	28,060,706
Less accumulated depreciation		4,067,223	4,247,725
Total property and equipment		$ 22,692,344	$ 23,812,981

Construction in process consisted of ongoing improvements to the second level of an existing branch facility. The Company completed these improvements during 2009.

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $1,213,768, $1,153,703 and $1,168,212, respectively.

In 2009, the Company received sales proceeds totaling $775,313 on properties with an aggregate net book value of $587,390, recognizing gains on sale totaling $187,923. Of this gain, $185,879 was classified as a deferred gain due to the Company's financing arrangement on the sale. This gain will be recognized into income when the borrower achieves a required level of equity investment in accordance with the relevant accounting guidance governing seller financed real estate sales transactions.

In 2008, the Company received sales proceeds totaling $5,271,125 on properties with an aggregate net book value of $2,942,771, recognizing gains on sale totaling $2,328,354 as a result of the transactions. The majority of this gain was attributable to the sale of land adjacent to the Company's Johns Island branch location, which netted the Company a gain of $2,330,246.

In 2007, the Company received sales proceeds totaling $2,112,192 on properties with an aggregate net book value of $587,035, realizing gains on sale totaling $1,525,157 as a result of the transactions. The Company deferred recognition on $1,500,141 of this amount due to a sale- leaseback transaction on the property sold (the Company's Johns Island branch location). The Company will recognize the gain ratably over the lease term as a reduction of lease expense. The terms of the Company's lease agreement with respect to this property are discussed in Note 16.

NOTE 8 – OTHER REAL ESTATE OWNED

The aggregate carrying amount of other real estate owned at December 31, 2009 and 2008 was $9,789,410 and $2,074,147, respectively. All of the Company's other real estate owned represents properties acquired through foreclosure. The following table details the change in this balance during 2008 and 2009.

	Year Ended December 31 2009	Year Ended December 31 2008
Real Estate acquired in settlement of loans, beginning of period	$ 2,074,147	$ 193,731
New real estate acquired in settlement of loans at lower of fair value or principal balance	14,664,153	4,044,296
Capital expenditures on real estate acquired in settlement of loans	186,981	-
Sales of real estate acquired in settlement of loans	(5,786,283)	(2,164,230)
Gain (loss) on sale of real estate acquired in settlement of loans	(372,213)	350
Deferred gain on sale of real estate acquired in settlement of loans	85,467	-
Less: Impairment provision	(1,062,842)	-
Real estate acquired in settlement of loans, end of period	$ 9,789,410	$ 2,074,147

NOTE 9 - DEPOSITS

The following is a detail of deposit accounts:

	December 31,	
	2009	2008
Noninterest bearing deposits	$ 25,921,641	$ 27,931,650
Interest bearing		
NOW	41,055,899	13,946,453
Money market	32,320,236	39,456,734
Savings	3,178,248	3,519,088
Time, less than $100,000	210,435,631	224,776,613
Time, $100,000 and over	55,625,285	57,180,158
Total deposits	$ 368,536,940	$ 366,810,696

Interest expense on time deposits greater than $100,000 was approximately $1,149,944, $2,369,951 and $3,051,932 in 2009, 2008 and 2007, respectively.

At December 31, 2009 and 2008, the Bank had approximately $109,537,731 and $118,267,248, respectively, in time deposits from customers outside its market area. This includes $104,521,000 and $112,921,000 in brokered and wholesale deposits in 2009 and 2008, respectively.

At December 31, 2009 the scheduled maturities of time deposits are as follows:

2010	$ 225,826,719
2011	22,577,447
2012	8,911,859
2013	7,481,752
2014	1,263,139
	$ 266,060,916

NOTE 10- SHORT-TERM BORROWINGS

Short-term borrowings payable include securities sold under agreements to repurchase which generally mature on a one to thirty day basis, federal funds purchased, borrowings from the discount window of the Federal Reserve Bank, loans collateralized by the cash value of Company owned life insurance, and a holding company line of credit. Information concerning short-term borrowings is summarized as follows:

	December 31,	
	2009	2008
Balance at end of the year	$ 17,044,854	$ 16,590,337
Average balance during year	15,371,264	16,277,841
Average interest rate during year	1.92%	3.00%
Maximum month-end balance during the year	31,591,902	17,317,887

The Company has collateralized the repurchase agreements with securities with an aggregate cost basis and market value of $11,128,245 and $11,251,512, respectively, at December 31, 2009.

NOTE 11 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

Maturity	Rate	December 31, 2009	December 31, 2008
February 2009	1.73%	$ -	$ 2,000,000
October 2009	Variable (0.46% at December 31, 2008)	-	5,000,000
September 2010	5.55%	7,000,000	7,000,000
November 2010	3.24%	3,000,000	3,000,000
February 2011	Variable (0.25% at December 31, 2009)	4,500,000	4,500,000
March 2011	2.96%	7,500,000	7,500,000
September 2013	4.75%	10,000,000	10,000,000
June 2014	3.92%	2,000,000	2,000,000
October 2016	4.25%	5,000,000	5,000,000
November 2016	4.08%	5,000,000	5,000,000
January 2017	4.35%	5,000,000	5,000,000
January 2017	4.40%	5,000,000	5,000,000
January 2017	4.46%	5,000,000	5,000,000
January 2017	4.60%	5,000,000	5,000,000
March 2018	2.33%	5,000,000	5,000,000
April 2018	3.03%	5,000,000	5,000,000
		$ 74,000,000	$ 81,000,000

Each of the fixed rate advances is subject to early termination options. The Federal Home Loan Bank reserves the right to terminate each agreement at an earlier date.

NOTE 12 - JUNIOR SUBORDINATED DEBENTURES

On May 3, 2002, December 16, 2002, and August 5, 2005, in three separate transactions, Southcoast Capital Trust I, II, and III (the "Capital Trusts"), non-consolidated subsidiaries of the Company, issued and sold a total of 21,655 floating rate securities, with a $1,000 liquidation amount per security (the "Capital Securities"). Institutional buyers bought 21,000 of the Capital Securities denominated as preferred securities and the Company bought the other 655 Capital Securities which are denominated as common securities. The proceeds of those sales, $21.7 million, were used by the Capital Trusts to buy $21.7 million of junior subordinated debentures from the Company which were reported on its consolidated balance sheets. Pursuant to the terms of the Indenture, the Company had the right to redeem the Capital Securities issued by Capital Trusts I and II on or after June 30, 2007 and December 30, 2007, respectively. The Company exercised this right of redemption in 2007, and retired total debt of $11,345,000.

The Capital Securities issued by Capital Trust III remain outstanding and mature or are mandatorily redeemable on September 30, 2035. The Company has the right to redeem these securities on or after September 30, 2010, or prior to that date upon the occurrence of certain specified events and payment of a redemption premium.

The Company's investment in the common securities of Capital Trust III totaled $310,000 at December 31, 2009 and December 31, 2008, and is included in "Available for Sale Securities" on its consolidated balance sheets. The preferred securities of Capital Trust III totaling $10.0 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations.

NOTE 12 - JUNIOR SUBORDINATED DEBENTURES – *(continued)*

Debt issuance costs from junior subordinated debentures were fully amortized at December 31, 2007. Amortization of debt issuance and administration costs from junior subordinated debentures totaled $74,298 for the year ended December 31, 2007, and is reported in other noninterest expense on the consolidated statement of income.

The Capital Securities of Trust I accrued and paid distributions annually at a rate per annum equal to the three-month LIBOR plus 375 basis points.

The Capital Securities of Trust II accrued and paid distributions quarterly at a rate per annum equal to the three-month LIBOR plus 335 basis points.

The Capital Securities issued by Capital Trust III accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 150 basis points, which was 0.25 percent at December 31, 2009. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2035.

The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

NOTE 13 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As part of its overall interest rate risk management activities, the Company utilizes a derivative instrument to manage its exposure to interest rate risks which can cause significant fluctuations in earnings. This derivative instrument consists of an interest rate swap agreement which the Company entered into during 2007. Interest rate swap agreements are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest rate swap entered into by the Company converted certain variable rate long term debt to fixed rates. This rate swap agreement is considered a cash flow hedge. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with its interest rate swap contract by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

NOTE 13 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – *(continued)*

The Company's derivatives activities are monitored by its asset/liability committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreement provides for the Company to make payments at a fixed rate of 6.32% in exchange for receiving payments at a variable rate determined by a specified index (three month LIBOR plus 150 basis points).

In 2009 and 2008, respectively, the Company recognized $399,234 and $133,012 in additional interest expense on Junior subordinated debentures as a result of its interest rate swap. During 2007, the Company recognized a $12,324 reduction of interest expense on junior subordinated debentures as a result of its interest rate swap.

At December 31, 2009 and 2008, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

	2009	2008
Notional Amount	$10,000,000	$10,000,000
Weighted average variable (receive) rate	1.75%	2.96%
Weighted average fixed (pay) rate	6.32%	6.32%
Weighted average maturity in years	0.75	1.75
Unrealized loss relating to interest rate swap	$329,307	$602,113

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 15 - UNUSED LINES OF CREDIT

At December 31, 2009, the Bank had unused lines of credit to purchase federal funds totaling $15,000,000 from unrelated banks. These lines of credit are available on a one to fifteen day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $74,000,000 at December 31, 2009. Additional funds of $6,695,454 were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral. As discussed in Note 6, the Company has pledged $128,260,243 in loans as collateral for these borrowings. Also at December 31, 2009, the Company had an unused line of credit totaling $41,039,008 with the Federal Reserve Bank of Richmond to borrow funds from its discount window. The Company had pledged loans totaling $66,471,513 as collateral for these borrowings.

NOTE 16 - LEASES

During April 2003, the Company entered into a lease agreement for its branch location in Summerville. The lease began on May 1, 2003, and has an initial ten-year term. Additionally, the lease has renewal options for three additional ten-year terms. The lease requires monthly payments of $4,000 for the first five years of the initial lease term. Beginning after the first five years, the monthly rent will be increased by the amount of the previous calendar year's increase in the Consumer Price Index beginning on the first day of the lease renewal year, or $500, whichever is greater. This increase will occur every five years throughout the life of the lease. Rental expense under this lease included in the consolidated statements of income totaled $48,000, $48,000, and $48,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its former mortgage operation, Charlestowne Mortgage, in the West Ashley area of Charleston. This lease agreement was entered into between the Company and a partnership whose membership includes the former head of the mortgage operation, who was an employee of the Company. This relationship is also discussed in Note 18. The lease agreement was effective on July 1, 2006, and was on a month - to - month basis. Terms of the agreement allowed for termination at any time by landlord or tenant upon 60 days prior notice by the terminating party. The agreement was terminated in April 2008. Monthly payments under this lease agreement were $1,553 per month. During 2008 and 2007 the monthly rental expense of this property was reduced by $891 per month due to the landlord's subletting part of the space to an appraisal company on a month- to- month basis. Rental expense under this lease included in the consolidated statements of income totaled $0, $2,647, and $7,940 for the years ended December 31, 2009, 2008, and 2007, respectively.

During May 2006, the Company entered into a lease agreement for a branch location in the West Ashley area of Charleston. The lease was effective on August 1, 2006, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $2,060 per month for the first twelve months, with 3% annual increases in rent for each succeeding twelve month period. The renewal options also provide for annual 3% increases in monthly rent. Rental expense under this lease included in the consolidated statements of income totaled $26,619, $25,844, and $25,091 for the years ended December 31, 2009, 2008, and 2007, respectively.

During December 2007, the Company entered into a lease agreement for a branch location in the Johns Island area of Charleston. The lease was effective on December 20, 2007, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $13,000 per month for the initial three five-year lease terms. The fourth five-year lease term requires monthly payments of $14,000 per month. Rental expense paid under this lease included in the consolidated statements of income totaled $156,000, $156,000, and $0 for the years ended December 31, 2009, 2008, and 2007, respectively. In accordance with the gain recognition resulting from the Company's sale and leaseback of this property as outlined in Note 7, the Company recognized reductions in lease expense of $75,012, $75,012, and $0 for the years ended December 31, 2009, 2008, and 2007, respectively.

During December 2009, the Company entered into a lease agreement for eleven ATM machines to service its ten branch locations and an additional location at Patriots Point, a local historical site. The commencement date of the lease agreement is January 1, 2010. The lease requires monthly payments totaling $15,005 for the leased machines.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one month, for each of the next five years in the aggregate are:

2010	$ 342,467
2011	328,961
2012	315,053
2013	198,060
2014	180,060
Total minimum future rental payments	**$ 1,364,601**

NOTE 17 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2009	2008	2007
Income taxes currently payable (refundable)			
Federal	$ (4,261,309)	$ 2,698,517	$ 1,596,754
State	-	2,086	188,230
	(4,261,309)	2,700,603	1,784,984
Deferred tax provision (benefit)	(279,870)	(2,925,882)	(303,818)
Provision (benefit)	$ (4,541,179)	$ (225,279)	$ 1,481,166

The income tax effect of cumulative temporary differences for deferred tax assets (liabilities) at December 31, is as follows:

	December 31,	
	2009	2008
Allowance for loan losses	$ 3,402,031	$ 2,500,526
Allowance for Impairment of Other Real Estate Owned	361,366	-
Unrealized loss on investment securities and derivative instruments	1,347,591	576,850
Depreciation	(735,322)	(761,065)
Prepaid expenses	(293,339)	(228,871)
Deferred revenue	588,071	531,573
GSE other than temporary impairment provision	-	1,030,777
Deferred compensation	336,617	282,737
Other	123,369	147,246
Net deferred tax asset	$ 5,130,384	$ 4,079,773

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2009 and 2008.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
Tax expense (benefit) at statutory rate	$ (4,577,961)	34%	$ (2,865)	34%	$ 1,669,330	34%
Increase (decrease) in taxes resulting from:						
State bank tax (net of federal benefit)	-	-	1,377	(16)	124,232	2
Officers' life insurance	152,038	(1)	(149,407)	1,773	(149,161)	(3)
Municipal interest	(174,944)	1	(187,998)	2,231	-	-
Other tax preference items	59,688	-	113,614	(1,349)	(163,235)	(3)
Tax provision (benefit)	$ (4,541,179)	34%	$ (225,279)	2,673%	$ 1,481,166	30%

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

During 2008, the Company had a pretax operating loss of $8,427. Many of the Company's individual tax preference items reflected above have absolute values much greater than that of the loss itself. This contributes to the unusually large percentages reflected in the table above.

NOTE 18 - RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. These transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions, and do not involve more than the normal risk of collectibility or present other unfavorable terms.

A summary of loan transactions with directors and executive officers, including their affiliates, are as follows:

	December 31,	
	2009	2008
Balance, beginning of year	$ 456,210	$ 435,282
New loans	31,000	190,000
Repayments	118,860	169,072
Balance, end of year	$ 368,350	$ 456,210

Deposits by directors and executive officers, including their affiliates, at December 31, 2009 and 2008 approximated $513,005 and $783,796, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its former mortgage operation, Charlestowne Mortgage. This lease was on a month-to-month basis and was terminated in April 2008. The former head of the mortgage operation, who was also an employee of the Company, is also a partner in the partnership that owns the real property. This lease agreement is also discussed in Note 16.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments include commitments to extend credit and standby letters of credit. They involve elements of credit and interest rate risk in excess of the amounts shown on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	December 31,	
	2009	2008
Commitments to extend credit	$ 21,996,436	$ 29,759,239
Standby letters of credit	767,073	940,516

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since many letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

NOTE 20 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches 100 percent of employee contributions up to the first three percent of compensation, plus 50 percent of employee contributions on the next two percent of compensation, subject to certain adjustments and limitations. The Company may also make an elective three percent contribution to the Plan accounts of all eligible employees. Contributions made to the Plan in 2009, 2008, and 2007 amounted to $116,416, $145,758, and $67,028, respectively.

The Company entered into a Supplemental Executive Retirement Plan (SERP) during 2008 with its Chief Executive Officer. The Company accrued deferred compensation expense of $144,449 and $758,010 in 2009 and 2008, respectively, in relation to this plan.

NOTE 21 - STOCK OPTION PLAN

During 1999, the Board of Directors approved a stock option plan for the benefit of the directors, officers, and employees. The plan terminated according to its terms in 2009, and no further options may be issued thereunder. Options were granted under the plan at an option price per share not less than the fair market value on the date of grant. All options vested immediately and expired five years from the grant date. All remaining outstanding options expired during 2009.

Below is a summary of the plan status and changes during the year (all shares have been adjusted for stock dividends):

	2009		2008		2007	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	10,980	$ 13.90	10,980	$ 13.90	18,300	$ 13.90
Granted	-		-		-	
Exercised	-		-		(7,320)	13.90
Forfeited or expired	(10,980)	13.90	-		-	
Outstanding at end of year	-		10,980	13.90	10,980	13.90
Options exercisable at year end	-		10,980	13.90	10,980	13.90
Shares available for grant	-		25,179		25,179	

NOTE 22 - EMPLOYEE STOCK PURCHASE PLAN

During 2000, the Board of Directors approved a five year non-compensatory Employee Stock Purchase Plan for the benefit of officers and employees. The plan was replaced in 2005 with an identical plan which expires in 2010. Beginning July 1, 2000, officers and employees were allowed to have the Company make payroll withholdings for the purpose of buying Company stock. The purchase price is 85 percent of the closing quoted market price of the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2009 and 2008, the Company issued 28,560 and 12,153 shares of common stock, respectively, under this plan.

NOTE 23 - NET INCOME PER COMMON SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2009	2008	2007
Basic earnings per share:			
Net income (loss) available to common shareholders	$ (8,923,412)	$ 216,852	$ 3,428,628
Average common shares outstanding - basic	4,532,149	4,631,135	5,419,474
Basic earnings (loss) per share	$ (1.97)	$ 0.05	$ 0.63
Diluted earnings per share:			
Net income (loss) available to common shareholders	$ (8,923,412)	$ 216,852	$ 3,428,628
Average common shares outstanding - basic	4,532,149	4,631,135	5,419,474
Incremental shares from assumed conversion of stock options	-	-	4,441
Average common shares outstanding - diluted	4,532,149	4,631,135	5,423,915
Diluted earnings (loss) per share	$ (1.97)	$ 0.05	$ 0.63

NOTE 24 - DIVIDENDS

The Board of Directors declared and paid a ten percent stock dividend in June 2007. All stock dividends were recorded at fair market value to the extent of retained earnings available. All balance sheet amounts and per share amounts have been adjusted to reflect these dividends.

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank's ability to pay dividends to the Company is restricted by the laws and regulations of the State of South Carolina. Generally, these restrictions allow the Bank to pay dividends from current earnings without the prior written consent of the South Carolina Commissioner of Banking if it received a satisfactory rating at its most recent examination.

NOTE 25 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2009, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009						
The Company						
Total capital (to risk-weighted assets)	$ 62,365	17.03%	$ 29,294	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	57,720	15.76	14,647	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	57,720	11.34	20,369	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 52,813	15.11%	$ 27,963	8.00%	$ 34,954	10.00%
Tier 1 capital (to risk-weighted assets)	48,374	13.84	13,982	4.00	20,973	6.00
Tier 1 capital (to average assets)	48,374	9.78	19,776	4.00	24,720	5.00
December 31, 2008						
The Company						
Total capital (to risk-weighted assets)	$ 71,463	17.75%	$ 32,207	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	66,401	16.49	16,104	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	66,401	12.54	21,188	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 55,538	14.36%	$ 30,938	8.00%	$ 38,673	10.00%
Tier 1 capital (to risk-weighted assets)	50,673	13.10	15,469	4.00	23,204	6.00
Tier 1 capital (to average assets)	50,673	9.68	20,935	4.00	26,169	5.00

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are also expected to maintain capital well above the minimums.

NOTE 26 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Generally Accepted Accounting Principles also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage backed securities, municipal bonds, corporate debt securities, loans held for sale, other real estate owned, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets measured at fair value on a recurring basis are as follows as of December 31, 2009 *(amounts in thousands)*:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale investment securities	$ -	$ 59,531	$ 1,245
Loans held for sale	-	320	-
Interest rate swap derivative instrument	-	(329)	-
Total assets at fair value	$ -	$ 59,522	$ 1,245

NOTE 26 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – *(continued)*

Assets measured at fair value on a nonrecurring basis are as follows as of December 31, 2009 *(amounts in thousands)*:

	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Impaired Loans	$ -	$ 23,478	$ -
Other Real Estate Owned	-	9,789	-
Total assets at fair value	$ -	$ 33,267	$ -

The following table reconciles the changes in recurring Level 3 financial instruments for the twelve months ended December 31, 2009 and 2008*(amounts in thousands)*:

	December 31,	
	2009	2008
Beginning of Year Balance	$ 2,901	$ 4,018
Discount Accretion	6	5
Principal Paydowns	(7)	(6)
Unrealized Loss	(1,655)	(1,116)
Ending Balance	$ 1,245	$ 2,901

The following is a description of the valuation methodologies used for assets and liabilities recorded at fair value.

Available for Sale Investment Securities

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include pooled trust preferred securities in less liquid markets.

Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2.

Loans

For certain categories of loans, such as variable rate loans which reprice frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Impaired loans are carried at the lesser of their principal balance or their fair value. The Company considers individual problem loans with principal balances of $250,000 or greater for impairment. The fair value of impaired loans is estimated using one of several methods, including the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. At December 31, 2009, substantially all impaired loans were evaluated based on the fair value of the collateral. Those impaired loans not requiring an allowance for loan losses allocation represent loans with fair values exceeding their recorded investments.

NOTE 26 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – *(continued)*

Impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

Other Real Estate Owned

Other real estate owned (OREO) is adjusted to fair value less costs to sell upon transfer of a loan to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value less costs to sell and is valued on a nonrecurring basis. Fair value is generally based upon current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs, which the Company considers to be level 2 inputs.

Deposits

The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Derivative Financial Instruments

Currently, the Company uses interest rate swaps and interest rate floors to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company has determined that these inputs used to value its derivatives fall within Level 2 of the fair value hierarchy.

The estimated fair values of the Company's financial instruments were as follows *(amounts in thousands):*

	December 31, 2009		December 31, 2008	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets:				
Cash and due from banks	$ 40,790	$ 40,790	$ 10,659	$ 10,659
Federal funds sold	109	109	11,902	11,902
Investment securities	65,042	65,042	62,282	62,282
Loans held for sale	320	320	417	417
Loans, gross	356,912	358,618	404,533	408,098
Other Real Estate Owned, net	9,789	9,789	2,074	2,074
Financial liabilities:				
Deposits	368,537	360,805	366,811	369,807
Short term borrowings	17,045	17,045	16,590	16,590
Advances from Federal Home Loan Bank	74,000	69,363	81,000	73,772
Junior subordinated debentures	10,310	10,310	10,310	10,310
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Financial instruments with off-Balance sheet risk:				
Commitments to extend credit	$ 21,996	$ -	$ 29,759	$ -
Standby letters of credit	767	-	941	-
Derivative instruments	10,000	(329)	10,000	(602)

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 27 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (*parent company only*):

CONDENSED BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS		
Cash	$ 1,250,133	$ 1,960,765
Investments available for sale	460,000	460,000
Investment in subsidiaries	46,734,637	50,679,810
Loans, net	2,615,215	1,072,377
Property and equipment, net	5,468,137	5,865,687
Company Owned Life Insurance	8,129,967	7,817,662
Other assets	1,472,484	475,510
Total assets	**$ 66,130,573**	**$ 68,331,811**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 1,419,721	$ 761,465
Borrowings on cash value of Company owned life insurance	7,640,636	-
Unrealized loss on interest rate swap	329,307	602,113
Deferred revenue	1,350,117	1,425,129
Junior subordinated debentures	10,310,000	10,310,000
Shareholders' equity	45,080,792	55,233,104
Total liabilities and shareholders' equity	**$ 66,130,573**	**$ 68,331,811**

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2009	2008	2007
Income			
Other	$ 1,974,347	$ 10,465,909	$ 4,372,848
	1,974,347	10,465,909	4,372,848
Expenses	(2,440,053)	2,567,980	2,136,038
Income (loss) before income taxes	(465,706)	7,897,929	2,236,810
Income tax (expense) benefit	303,091	(399,700)	584,470
Profit (loss) before equity in undistributed net income of subsidiaries	(162,615)	7,498,229	2,821,280
Equity in undistributed net income (loss) of subsidiaries	(8,760,797)	(7,281,377)	607,348
Net income (loss)	**$ (8,923,412)**	**$ 216,852**	**$ 3,428,628**

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 27 - PARENT COMPANY FINANCIAL INFORMATION – *(continued)*

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2009	2008	2007
Operating Activities			
Net income (loss)	$ (8,923,412)	$ 216,852	$ 3,428,628
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Equity in undistributed net (income) losses of subsidiaries	8,760,797	7,281,377	(607,348)
Dividend income from bank subsidiary	(1,350,000)	(7,091,486)	(3,575,763)
Provision for loan losses	703,834	75,000	(62,203)
Deferred gain on sale of property and equipment	-	-	(1,500,141)
Gain on sale of securities	-	-	(52,206)
Gain on sale of property and equipment	-	(2,343,309)	-
Depreciation	37,125	31,645	159,218
Increase in value of Company Owned Life Insurance	(312,305)	(314,194)	(230,401)
(Increase) decrease in other assets	(1,095,183)	547,458	(603,231)
Increase in other liabilities	583,244	651,014	1,473,050
Net cash used for operating activities	(1,595,900)	(945,643)	(1,570,397)
Investing activities			
Capital contributions to subsidiaries	(6,000,000)	(749,907)	(200,000)
Dividends received from bank subsidiary	1,350,000	7,091,486	3,575,763
Proceeds from sale of available for sale securities	-	-	479,118
Calls and maturities of available for sale securities	-	-	345,000
(Increase) decrease in loans, net	(2,246,673)	(1,147,377)	3,402,144
Purchase of property and equipment	-	(1,736,473)	(813,387)
Purchase of Company Owned Life Insurance	-	-	(7,273,067)
Proceeds from sales of property and equipment	-	5,288,838	2,087,176
Net cash provided (used) by investing activities	(6,896,673)	8,746,567	1,602,747
Financing activities			
Increase in other borrowings	7,640,636	-	-
Redemptions of junior subordinated debentures	-	-	(11,345,000)
Proceeds from exercise of stock options	-	-	101,750
Proceeds from employee stock purchase plan	141,305	141,986	136,907
Repurchase of common stock	-	(6,857,392)	(19,731,123)
Net cash provided (used) by financing activities	7,781,941	(6,715,406)	(30,837,466)
Net change in cash	(710,632)	1,085,518	(30,805,116)
Cash, beginning of year	1,960,765	875,247	31,680,363
Cash, end of year	**$ 1,250,133**	**$ 1,960,765**	**$ 875,247**

NOTE 28 - QUARTERLY DATA (UNAUDITED)

(Dollars in thousands except per share)	2009				2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 5,474	$ 6,086	$ 6,502	$ 6,732	$ 7,675	$ 7,727	$ 7,892	$ 7,664
Interest expense	2,618	2,645	3,160	3,444	3,860	3,972	3,802	4,211
Net interest income	2,856	3,441	3,342	3,288	3,815	3,755	4,090	3,453
Provision for loan losses	12,994	1,000	450	100	1,700	1,484	729	381
Net interest income (loss) after provision for loan losses	(10,138)	2,441	2,892	3,188	2,115	2,271	3,361	3,072
Noninterest income	435	1,109	1,592	641	929	138	714	795
Noninterest expenses	4,787	3,244	4,024	3,570	3,459	3,921	3,100	2,923
Income (loss) before taxes	(14,490)	306	460	259	(415)	(1,512)	975	944
Income tax expense (benefit)	(4,538)	2	38	(44)	(7)	(623)	205	200
Net income (loss)	$ (9,952)	$ 304	$ 422	$ 303	$ (408)	$ (889)	$ 770	$ 744
Earnings (losses) per share:								
Basic	$ (2.20)	$ 0.07	$ 0.09	$ 0.07	$ (0.09)	$ (0.19)	$ 0.17	$ 0.16
Diluted	$ (2.20)	$ 0.07	$ 0.09	$ 0.07	$ (0.09)	$ (0.19)	$ 0.17	$ 0.16

NOTE 29 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Common Stock and Dividends

The common stock of the Company is listed on the Nasdaq Global Market under the symbol "SOCB." The reported high and low sales prices for each quarter of 2009 and 2008 are shown in the following table.

2009	**Low**	**High**
Fourth Quarter	$ 3.15	$ 5.00
Third Quarter	$ 4.20	$ 5.86
Second Quarter	$ 5.09	$ 6.84
First Quarter	$ 3.01	$ 5.99
2008		
Fourth Quarter	$ 3.89	$ 6.70
Third Quarter	$ 7.14	$ 13.90
Second Quarter	$ 13.43	$ 16.00
First Quarter	$ 12.85	$ 14.81

As of March 2, 2010, there were approximately 1,480 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has never paid any cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. At present, the Company's principal source of funds with which it could pay dividends is dividend payments from the Bank. South Carolina banking regulations require the prior written consent of the South Carolina Commissioner of Banking for the payment of cash dividends unless such dividends are paid out of the Bank's current earnings and the Bank received a satisfactory rating on its most recent examination.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Directors and Executive Officers

Listed below are the directors and officers of the Company and their principal occupations.

Tommy B. Baker	President, Baker Motors of Charleston, Inc.; Director, Southcoast Financial Corporation
William A. Coates	Attorney with Roe, Cassidy, Coates & Price, P.A. (attorneys); Vice-Chairman, Southcoast Financial Corporation
Stephen F. Hutchinson	President, The Hutchinson Company, Inc. (real estate); Director, Southcoast Financial Corporation
L. Wayne Pearson	Chairman and Chief Executive Officer, Southcoast Financial Corporation, and President and Chief Executive Officer, Southcoast Community Bank
Robert M. Scott	Retired; former Executive Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank
James P. Smith	President, Atlantic Coast Advisory Group (insurance sales); Director, Southcoast Financial Corporation
Robert A. Daniel, Jr.	Executive Vice President and Chief Lending Officer, Southcoast Financial Corporation and Southcoast Community Bank
William B. Seabrook	Executive Vice President and Chief Operating Officer, Southcoast Financial Corporation and Southcoast Community Bank
William C. Bochette	Executive Vice President and Chief Risk Officer, Southcoast Financial Corporation and Southcoast Community Bank
William C. Heslop	Senior Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank

Office Locations of Southcoast Community Bank

Branch	Office Location	Phone Number
Main Office	530 Johnnie Dodds Boulevard, Mt. Pleasant, SC 29465	843-884-0504
West Ashley	802 Savannah Hwy, Charleston, SC 29407	843-571-6097
Moncks Corner	337 East Main Street, Moncks Corner, SC 29461	843-899-7755
Coleman	602 Coleman Boulevard, Mt. Pleasant, SC 29464	843-216-3100
Johns Island	2753 Maybank Hwy, Johns Island, SC 29455	843-559-5029
Summerville	302 N. Main Street, Summerville, SC 29483	843-873-5330
Goose Creek	597 Old Mount Holly Road, Goose Creek, SC 29445	843-553-0021
Dorchester Road	8420 Dorchester Road, North Charleston, SC 29420	843-207-0300
Sam Rittenberg	1654 Sam Rittenberg Boulevard, Charleston, SC 29407	843-556-3106
Park West	3305 South Morgan's Point Road, Mt. Pleasant, SC 29466	843-884-3832